                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Center Financial Corporation
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                    15146R103
                                 (CUSIP Number)

                              Marion A. Cowell, Jr.
                             One First Union Center
                      Charlotte, North Carolina 28288-0013
                                 (704) 374-6828
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  June 15, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.:   15146R103


 1.     Name of Reporting Person:  First Union Corporation
 S.S. or I.R.S. Identification No. of Above Person:  I.R.S.
 Identification No. 56-0898180


 2.     Check the Appropriate Box if a Member of a Group (See
        Instructions):
 a.     [  ]     b.  [  ]


 3.     SEC Use Only


 4.     Source of Funds (see Instructions): WC; 00


 5.     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):  [  ]


 6.     Citizenship or Place of Organization:  North Carolina


Number of         7.      Sole Voting Power: 2,987,875*
Shares Bene-
ficially          8.      Shared Voting Power:
Owned by
Each Report-      9.      Sole Dispositive Power: 2,987,875*
ing Person
With             10.      Shared Dispositive Power:


11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
        2,987,875*


12.     Check Box if the Aggregate Amount in Row 11 Excludes Certain
        Shares (See Instructions):   [   ]

13.     Percent of Class Represented by Amount in Row 11:   19.9*


14.     Type of Reporting Person (See Instructions):  HC; CO


* The shares of Center Financial Corporation ("CFC") covered by this report are purchasable by First Union Corporation ("FUNC") upon exercise of an option granted to FUNC on June 15, 1996, and described in Item 4 of this report. Prior to the exercise of the option, FUNC is not entitled to any rights as a shareholder of CFC as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof to the best knowledge of FUNC. FUNC expressly disclaims beneficial ownership of any of the shares of common stock of CFC which are purchasable by FUNC upon exercise of the option. The number of shares indicated represents 19.9% of the outstanding shares of common stock of CFC as of June 14, 1996.

Item 1.  Security and Issuer.

 This statement relates to the common stock of Center Financial Corporation ("CFC"), $1.00 par value per share ("CFC Common Stock"). CFC is a Connecticut corporation whose principal executive offices are located at 60 North Main Street, Waterbury, Connecticut 06702.

Item 2.  Identity and Background.

 This statement is being filed by First Union Corporation ("FUNC"), a North Carolina corporation whose principal executive offices are located at One First Union Center, Charlotte, North Carolina 28288-0013. FUNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

 Neither FUNC nor, to the best of FUNC's knowledge, any of FUNC's directors or executive officers has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has FUNC or, to the best of FUNC's knowledge, any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Attached hereto as Annex A is an appendix to this Item 2 setting forth, to the best of FUNC's knowledge, certain additional information concerning the directors and executive officers of FUNC.

Item 3.  Source and Amount of Funds or Other Consideration.

 It is presently anticipated that any purchases of shares of CFC Common Stock as described in Item 4 below would be made with funds obtained from FUNC's working capital and funds available for investment.

Item 4.  Purpose of Transaction.

 In connection with an Agreement and Plan of Mergers, dated as of June 14, 1996 (the "Merger Agreement"), by and among CFC, FUNC, Centerbank ("CB") and First Union Bank of Connecticut ("FUB-CT"), and in consideration thereof, CFC granted to FUNC on June 15, 1996, an option (the "Option") to purchase, under certain conditions, up to 19.9% of the shares of CFC Common Stock at a purchase price per share equal to $22.875 (the "Purchase Price"). Based on the number of shares of CFC Common Stock outstanding on June 14, 1996, the Option would be exercisable for 2,987,875 shares of CFC Common Stock.

 The Option was issued to FUNC pursuant to a Stock Option Agreement, dated as of June 15, 1996 (the "Option Agreement"), between FUNC and CFC, which was an inducement to and a condition of FUNC's willingness to execute the Merger Agreement. The Merger Agreement provides, among other things, for the merger (the "Merger") of CFC with and into FUNC and the merger of CB with and into FUB-CT. Upon consummation of the Merger, which is subject to the approval of CFC stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, holders of CFC Common Stock would receive a number of shares of FUNC common stock, $3.33 1/3 par value per share ("FUNC Common Stock"), for each share of CFC Common Stock, equal to the result of dividing $25.44 by the average of the daily closing sale prices of FUNC Common Stock on the New York Stock Exchange Composite Transactions tape for the ten consecutive trading days ending on the last trading day prior to the effective date of the Merger.

 If FUNC is not in material breach of the Option Agreement or the Merger Agreement and if no injunction or other court order against delivery of the shares covered by the Option is in effect, FUNC may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including:

 (a) without FUNC's prior written consent, CFC taking certain actions (each an "Acquisition Transaction"), including recommending or entering into an agreement with any third party to effect (i) a merger, consolidation or similar transaction involving CFC or any of its significant subsidiaries, (ii) the sale, lease, exchange or other disposition of 20% or more of the consolidated assets or deposits of CFC and its subsidiaries, or (iii) the issuance, sale or other disposition of 20% or more of the voting power of CFC or any of its significant subsidiaries, in each case except as otherwise permitted by the Option Agreement; or

 (b) any third party acquiring or having the right to acquire 20% or more of the voting power of CFC or any of its significant subsidiaries, except as otherwise permitted by the Option Agreement;

provided, the Option will terminate upon the earliest to occur of certain events, including:

 (a)    consummation of the Merger;

 (b) termination of the Merger Agreement prior to the happening of a Purchase Event or Preliminary Purchase Event (as defined below) (other than a termination by FUNC under certain circumstances relating to a breach of the Merger Agreement by CFC (a "Default Termination");

 (c)           18 months after a Default Termination; or

 (d) 18 months after termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a Preliminary Purchase Event referred to in (iv) below, in which case the 18-month period shall be reduced to a 12-month period).

 The term "Preliminary Purchase Event" generally shall mean the occurrence of certain events, including:

        (i) commencement by any third party of a tender or exchange offer to purchase 15% or more of the outstanding shares of CFC Common Stock;

        (ii) the stockholders of CFC shall have failed to approve the Merger Agreement, or CFC's Board of Directors shall have withdrawn or modified in any manner adverse to FUNC the recommendation of CFC's Board of Directors with respect to the Merger Agreement, in each case after public announcement that a third party:

            (x)  proposes to engage in an Acquisition Transaction;
            (y)  commences a tender offer to purchase 15% or more of
                 the outstanding shares of CFC Common Stock; or
            (z)  files an application under certain federal statutes
                 relating to the regulation of banks and other
                 financial institutions or their holding companies, to engage in an Acquisition Transaction;

        (iii) any third party proposes to CFC or its stockholders, publicly or in any writing that becomes publicly disclosed, to engage in an Acquisition Transaction;

        (iv) after a proposal by a third party to CFC or its stockholders to engage in an Acquisition Transaction, CFC breaches any representation or covenant in the Merger Agreement which would entitle FUNC to terminate the Merger Agreement; or

        (v) any third party files an application with any federal or state bank regulatory authority for approval to engage in an Acquisition Transaction.

 Upon the occurrence of certain events set forth in the Option Agreement, the Option must be repurchased by CFC (the "Repurchase") or converted into, or exchanged for, an option, at the election of FUNC, of another corporation or CFC (the "Substitute Option"). In addition, the Option Agreement grants certain registration rights ("Registration Rights") to FUNC with respect to the shares represented by the Option. The terms of such Repurchase, Substitute

Option and Registration Rights are set forth in the Option Agreement.

 Upon consummation of the Merger, (i) the directors of FUNC in office immediately prior to the effective date of the Merger (the "Effective Date"), will continue as the directors of FUNC as the surviving corporation in the Merger, and (ii) the charter and bylaws of FUNC in effect immediately prior to the Effective Date will be the charter and bylaws of FUNC as the surviving corporation in the Merger.

 A copy of the Merger Agreement, including the form of Option Agreement, is set forth on Annex B attached hereto, and the foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference thereto.

Item 5.  Interest in Securities of the Issuer.

 The number of shares of CFC Common Stock covered by the Option is equal to 2,987,875, or 19.9% of the shares of CFC Common Stock, based on the shares of CFC Common Stock issued and outstanding on June 14, 1996. Such number of shares is equal to 16.6% of the shares that would be outstanding after giving effect to exercise of the Option.

 FUNC disclaims any beneficial ownership of the shares of CFC Common Stock which are purchasable by FUNC upon exercise of the Option, because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date. If the Option were exercised, FUNC would have sole right to vote or to dispose of the shares of CFC Common Stock issued as a result of such exercise.

 Other than as set forth in this Item 5, to the best of FUNC's knowledge (i) neither FUNC nor any subsidiary or affiliate of FUNC nor any of FUNC's executive officers or directors, beneficially owns any shares of CFC Common Stock, and
(ii) there have been no transactions in the shares of CFC Common Stock effected during the past 60 days by FUNC, nor to the best of FUNC's knowledge, by any subsidiary or affiliate of FUNC or any of FUNC's executive officers or directors.

 No other person is known by FUNC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CFC Common Stock obtainable by FUNC upon exercise of the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              See items 3 and 4 above.

Item 7.       Material to be Filed as Exhibits.

 A copy of the form of the Merger Agreement, including the Option Agreement, is set forth in Annex B attached hereto.


Signature.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: June 21, 1996     FIRST UNION CORPORATION




                          /s/ Kent S. Hathaway
                          Kent S. Hathaway
                          Senior Vice President and
                          Deputy General Counsel

                                                                         Annex A

                               Appendix to Item 2


                                                                                Principal
                                            Position with                       employment and
Name and residence                          First Union                         principal business
or business address*                        Corporation                         of employer

Edward E. Barr                              Director                            Chairman, President
Sun Chemical                                                                    and Chief Executive
Corporation                                                                     Officer, Sun Chemical
222 Bridge Plaza South                                                          Corporation, a graphic
Fort Lee, NJ 07024                                                              arts materials company


G. Alex Bernhardt, Sr.                      Director                            President and Chief
Bernhardt Furniture                                                             Executive Officer,
Company                                                                         Bernhardt Furniture
P.O. Box 740                                                                    Company, a residential
Lenoir, NC 28645                                                                and institutional
                                                                                furnishings
                                                                                manufacturer


W. Waldo Bradley                            Director                            Chairman and Chief
Bradley Plywood Corp.                                                           Executive Officer,
P.O. Box 1408                                                                   Bradley Plywood
Savannah, GA 31402-1408                                                         Corporation, building
                                                                                materials

Robert J. Brown                             Director                            Chairman, President
B&C Associates, Inc.                                                            and Chief Executive
P.O. Box 2636                                                                   Officer, B&C
High Point, NC 27261-2636                                                       Associates, Inc., a
                                                                                public relations and
                                                                                marketing research
                                                                                firm


Edward E. Crutchfield                       Executive                           Chairman and Chief
First Union Corporation                     Officer and                         Executive Officer,
One First Union Center                      Director                            First Union
Charlotte, NC 28288                                                             Corporation


Robert D. Davis                             Director                            Chairman, DDI, Inc.,
DDI, Inc.                                                                       investments
P.O. Box 2088
Jacksonville, FL 32203-2088



                                       A-1





                                                                                Principal
                                            Position with                       employment and
Name and residence                          First Union                         principal business
or business address*                        Corporation                         of employer

R. Stuart Dickson                           Director                            Chairman of
Ruddick Corporation                                                             Executive Committee,
Two First Union Center                                                          Ruddick Corporation,
Suite 2000                                                                      a diversified
Charlotte, NC 28282                                                             holding company


B.F. Dolan                                  Director                            Investor
Two First Union Center
Suite 1990
Charlotte, NC 28282


Roddey Dowd, Sr.                            Director                            Chairman, Charlotte
Charlotte Pipe &                                                                Pipe & Foundry
Foundry Company                                                                 Company,
P.O. Box 35430                                                                  manufacturer of pipe
Charlotte, NC 28235                                                             and fittings


John R. Georgius                            Executive                           Vice Chairman, First
First Union Corporation                     Officer and                         Union Corporation
One First Union Center                      Director
Charlotte, NC 28288-0003


Arthur M. Goldberg                          Director                            Chairman, President
Bally Entertainment                                                             and Chief Executive
Corporation                                                                     Officer, Bally
380 Middlesex Avenue                                                            Entertainment
Carteret, NJ 07008                                                              Corporation, a
                                                                                diversified holding
                                                                                company engaged in
                                                                                the casino and
                                                                                entertainment
                                                                                business

William H. Goodwin, Jr.                     Director                            Chairman, AMF
AMF Companies                                                                   Companies, a
901 East Cary Street                                                            multinational
Suite 1400                                                                      organization
Richmond, VA 23219





                                       A-2





                                                                                Principal
                                            Position with                       employment and
Name and residence                          First Union                         principal business
or business address*                        Corporation                         of employer


Brenton S. Halsey                           Director                            Chairman Emeritus,
James River Corporation                                                         James River
P.O. Box 2218                                                                   Corporation, a
Richmond, VA 23217                                                              marketer and
                                                                                manufacturer of
                                                                                consumer products


Howard H. Haworth                           Director                            President, the
The Haworth Group                                                               Haworth Group,
P.O. Box 15369                                                                  investments
Charlotte, NC 28211


Frank M. Henry                              Director                            Chairman, Frank
Frank Martz Coach                                                               Martz Coach
Company                                                                         Company, bus
Martz Towers                                                                    transportation
P.O. Box 1007
Wilkes-Barre, PA 18773


Leonard G. Herring                          Director                            President and Chief
Lowe's Companies, Inc.                                                          Executive Officer,
P.O. Box 1111                                                                   Lowe's Companies,
North Wilkesboro, NC 28656                                                      Inc., building and
                                                                                related products


Juan Rodriguez Inciarte                     Director                            Executive Vice
Banco Santander, S.A.                                                           President and Chief
Paseo de la Castellana, 24                                                      Financial Officer,
28046 Madrid, Spain                                                             Banco Santander,
                                                                                S.A.

Jack A. Laughery                            Director                            Chairman, The Bagel
The Bagel Group, Inc.                                                           Group, Inc., a
800 Tiffany Blvd.                                                               restaurant
Suite 305                                                                       developer
Rocky Mount, NC 27804

Max Lennon                                  Director                            President, Mars Hill
Mars Hill College                                                               College
50 Marshall Street
Mars Hill, NC 28754

                                       A-3




                                                                                Principal
                                            Position with                       employment and
Name and residence                          First Union                         principal business
or business address*                        Corporation                         of employer


Radford D. Lovett                           Director                            Chairman, Commodores
Commodores Point Terminal                                                       Point Terminal
Corporation                                                                     Corporation, marine
P.O. Box 4069                                                                   terminal operator
1600 Independent Square
Jacksonville, FL 32201


Joseph Neubauer                             Director                            Chairman, President
ARAMARK Corporation                                                             and Chief Executive
ARA Tower, 1101 Market Street                                                   Officer, ARAMARK
Philadelphia, PA 19107                                                          Corporation, a
                                                                                services management
                                                                                company


Henry D. Perry, Jr.                         Director                            Retired physician
12240 N.W. 8th Street
Plantation, FL 33325


Randolph N. Reynolds                        Director                            Vice Chairman,
Reynolds Metals Company                                                         Reynolds Metal
6601 West Broad Street                                                          Company,
Richmond, VA 23230                                                              an aluminum
                                                                                manufacturer

Ruth G. Shaw                                Director                            Senior Vice
Duke Power Company                                                              President,
PB04G                                                                           Corporate
422 S. Church Street                                                            Resources & CAO,
Charlotte, NC 28242-0001                                                        Duke Power Company,
                                                                                an investor-owned
                                                                                electric utility

Lanty L. Smith                              Director                            Chairman and Chief
Precision Fabrics                                                               Executive Officer,
Group, Inc.                                                                     Precision Fabrics
301 North Elm Street                                                            Group, Inc.,
Greensboro, NC 27401                                                            textile products


Anthony P. Terracciano                      Executive                           President, First
First Union Corporation                     Officer and                         Union Corporation
Newark, NJ-1550                             Director


                                       A-4




                                                                                Principal
                                            Position with                       employment and
Name and residence                          First Union                         principal business
or business address*                        Corporation                         of employer


Dewey L. Trogdon                            Director                            Chairman, Cone Mills
P.O. Box 1477                                                                   Corporation, textile
#1 Cardinal Court                                                               manufacturing
Elk River Club
Banner Elk, NC 28604


John D. Uible                               Director                            Investor
225 Water Street
Suite 840
Jacksonville, FL 32202


B.J. Walker                                 Executive Officer                   Vice Chairman,
225 Water Street                            and Director                        First Union
FL-0510                                                                         Corporation
Jacksonville, FL 32202


Marion A. Cowell, Jr.                       Executive                           Executive Vice
First Union Corporation                     Officer                             President,
One First Union Center                                                          Secretary and
Charlotte, NC 28288                                                             General Counsel,
                                                                                First Union
                                                                                Corporation


Robert T. Atwood                            Executive                           Executive Vice
First Union Corporation                     Officer                             President and
One First Union Center                                                          Chief Financial
Charlotte, NC 28288                                                             Officer, First
                                                                                Union Corporation



*All of the directors and executive officers are citizens of the United States, except for Mr. Inciarte.

                                                                ANNEX B



                          AGREEMENT AND PLAN OF MERGERS


                     dated as of the 14th day of June, 1996


                                  by and among


                          CENTER FINANCIAL CORPORATION

                                   CENTERBANK

                             FIRST UNION CORPORATION

                                       and

                         FIRST UNION BANK OF CONNECTICUT

                                TABLE OF CONTENTS



RECITALS .......................................................................................................  1
         (A)      The Company...................................................................................  1
                  -----------
         (B)      The Bank......................................................................................  1
                  --------
         (C)      First Union...................................................................................  1
                  -----------
         (D)      FUB-CT........................................................................................  2
                  ------
         (E)      Stock Option Agreement........................................................................  2
                  ----------------------
         (F)      Rights, Etc...................................................................................  2
                  -----------
         (G)      Approvals.....................................................................................  3
                  ---------

I.       THE MERGERS............................................................................................  3
         1.01.             The Corporate Merger.................................................................  3
                           --------------------
                  (A)      The Continuing Corporation...........................................................  3
                           --------------------------
                  (B)      Rights, Etc..........................................................................  3
                           ------------
                  (C)      Liabilities..........................................................................  3
                           -----------
                  (D)      Certificate of Incorporation; Bylaws;
                           Directors; Officers..................................................................  4
                           -------------------
         1.02.             The Bank Merger......................................................................  4
                           ---------------
                  (A)      Contribution of Bank Common Stock....................................................  4
                           ---------------------------------
                  (B)      The Continuing Bank..................................................................  4
                           -------------------
                  (C)      Rights, Etc..........................................................................  4
                           ------------
                  (D)      Liabilities, Etc.....................................................................  4
                           -----------------
                  (E)      Charter; Bylaws; Directors; Officers.................................................  5
                           ------------------------------------
                  (F)      Outstanding Stock of the Continuing Bank.............................................  5
                           ----------------------------------------
                  (G)      Outstanding Stock of the Bank........................................................  5
                           -----------------------------

II.      CONSIDERATION..........................................................................................  5
         2.01.             Corporate Merger Consideration.......................................................  5
                           ------------------------------
                  (A)      Outstanding First Union Common Stock.................................................  5
                           ------------------------------------
                  (B)      Outstanding Company Common Stock.....................................................  5
                           --------------------------------
         2.02.             Stockholder Rights; Stock Transfers..................................................  6
                           -----------------------------------
         2.03.             Fractional Shares....................................................................  6
                           -----------------
         2.04.             Exchange Procedures..................................................................  6
                           -------------------
         2.05.             Excluded Shares; Dissenter's Shares..................................................  7
                           -----------------------------------
         2.06.             Reservation of Right to Revise Transaction...........................................  7
                           ------------------------------------------
         2.07.             Options..............................................................................  7
                           -------
         2.08.             Effective Date and Effective Time....................................................  8
                           ---------------------------------

III. ACTIONS PENDING CONSUMMATION...............................................................................  8
         3.01.             Capital Stock........................................................................  8
                           -------------
         3.02.             Dividends, Etc.......................................................................  8
                           --------------
         3.03.             Indebtedness; Liabilities; Etc.......................................................  9
                           -------------------------------
         3.04.             Operating Procedures; Capital Expenditures;
                  Etc...........................................................................................  9
                  ----
         3.05.             Liens................................................................................  9
                           -----
         3.06.             Compensation; Employment Agreements; Etc.............................................  9
                           -----------------------------------------
         3.07.             Benefit Plans........................................................................  9
                           -------------
         3.08.             Continuance of Business.............................................................. 10
                           -----------------------
         3.09.             Amendments........................................................................... 10
                           ----------
         3.10.             Claims............................................................................... 10
                           ------
         3.11.             Contracts............................................................................ 10
                           ---------
         3.12.             Other Actions........................................................................ 10
                           -------------






         3.13.             Agreements........................................................................... 10
                           ----------

IV.      REPRESENTATIONS AND WARRANTIES......................................................................... 11
         4.01.             Representations and Warranties of the Company
                                            and the Bank........................................................ 11
                  (A)      Recitals............................................................................. 11
                           --------
                  (B)      Organization, Standing and Authority................................................. 11
                           ------------------------------------
                  (C)  Shares................................................................................... 11
                       ------
                  (D)  Company Subsidiaries..................................................................... 11
                       --------------------
                  (E)      Corporate Power...................................................................... 12
                           ---------------
                  (F)      Corporate Authority.................................................................. 12
                           -------------------
                  (G)      No Defaults.......................................................................... 12
                           -----------
                  (H)      Financial Reports.................................................................... 13
                           -----------------
                  (I)      Absence of Undisclosed Liabilities................................................... 13
                           ----------------------------------
                  (J)      No Events............................................................................ 14
                           ---------
                  (K)      Properties........................................................................... 14
                           ----------
                  (L)      Litigation; Regulatory Action........................................................ 14
                           -----------------------------
                  (M)      Compliance with Laws................................................................. 15
                           --------------------
                  (N)      Material Contracts................................................................... 16
                           ------------------
                  (O)      Reports.............................................................................. 16
                           -------
                  (P)      No Brokers........................................................................... 17
                           ----------
                  (Q)      Employee Benefit Plans............................................................... 17
                           ----------------------
                  (R)      No Knowledge......................................................................... 19
                           ------------
                  (S)      Labor Agreements..................................................................... 19
                           ----------------
                  (T)      Asset Classification................................................................. 19
                           --------------------
                  (U)      Allowance for Possible Loan Losses................................................... 19
                           ----------------------------------
                  (V)      Insurance............................................................................ 20
                           ---------
                  (W)      Affiliates........................................................................... 20
                           ----------
                  (X)      State Takeover Laws; Certificate of
                           -----------------------------------
                           Incorporation........................................................................ 20
                  (Y)      No Further Action.................................................................... 20
                  (Z)      Environmental Matters................................................................ 21
                  (AA)     Taxes................................................................................ 23
                  (BB)     Accuracy of Information.............................................................. 24
                  (CC)     Derivatives Contracts; Structural Notes; Etc.
                            .................................................................................... 24
                  (DD)     Accounting Controls.................................................................. 25
                  (EE)     Commitments and Contracts............................................................ 25
                  (FF) Option Shares............................................................................ 25
         4.02.             First Union and FUB-CT Representations and
                  Warranties.................................................................................... 25
                  (A)      Recitals............................................................................. 25
                  (B)      Corporate Authority.................................................................. 26
                  (C)      No Defaults.......................................................................... 26
                  (D)      Financial Reports.................................................................... 26
                  (E)      No Events............................................................................ 27
                  (F)      No Brokers........................................................................... 27
                  (G)      No Knowledge......................................................................... 27
                  (H)      Shares Authorized.................................................................... 27
                  (I)      Organization, Standing and Authority................................................. 27
                  (J)      Corporate Power...................................................................... 27
                  (K)      Accuracy of Information.............................................................. 27
                  (L)  Litigation; Regulatory Action............................................................ 28

                                      -ii-





                  (M)      Absence of Undisclosed Liabilities................................................... 28
                           ----------------------------------

V.       COVENANTS.............................................................................................. 28
         5.01.             Efforts to Consummate................................................................ 28
                           ---------------------
         5.02.             Company Proxy/Registration Statement................................................. 29
                           ------------------------------------
         5.03.             Registration Statement Compliance with Securities Laws............................... 29

         5.04.             Registration Statement Effectiveness................................................. 29
                           ------------------------------------
         5.05.             Press Releases....................................................................... 30
                           --------------
         5.06.             Access; Information.................................................................. 30
                           -------------------
         5.07.             Acquisition Proposals................................................................ 30
                           ---------------------
         5.08.             Registration Statement Preparation................................................... 31
                           ----------------------------------
         5.09.             Blue-Sky Filings..................................................................... 31
                           ----------------
         5.10.             Affiliate Agreements................................................................. 31
                           --------------------
         5.11.             Certain Policies of the Company...................................................... 31
                           -------------------------------
         5.12.             State Takeover Laws; Certificate of Incorporation.................................... 31
                           -------------------------------------------------

         5.13.             No Rights Triggered.................................................................. 32
                           -------------------
         5.14.             Shares Listed........................................................................ 32
                           -------------
         5.15.             Regulatory Applications.............................................................. 32
                           -----------------------
         5.16.             Regulatory Divestitures.............................................................. 33
                           -----------------------
         5.17.             Indemnification/Liability Coverage................................................... 33
                           ----------------------------------
         5.18.             Current Information.................................................................. 34
                           -------------------
         5.19              Employee Contracts................................................................... 35
                           ------------------
         5.20              Employees............................................................................ 35
                           ---------

VI. CONDITIONS TO CONSUMMATION OF THE ACQUISITION............................................................... 35
         6.01.             Shareholder Vote..................................................................... 35
         6.02.             Regulatory Approvals................................................................. 35
         6.03.             No Injunction........................................................................ 36
         6.04.             Accountants' Letters................................................................. 36
         6.05.             Legal Opinion........................................................................ 36
         6.06.             Legal Opinion........................................................................ 36
         6.07.             Officers' Certificate................................................................ 36
         6.08.             Officers' Certificate................................................................ 37
         6.09.             Effective Registration Statement..................................................... 37
         6.10.             Blue-Sky Permits..................................................................... 37
         6.11.             Tax Opinions......................................................................... 37
         6.12.             NYSE Listing......................................................................... 37
         6.13.             Receipt of Affiliate Agreements...................................................... 37

VII.     TERMINATION............................................................................................ 38
         7.01.             Mutual Consent....................................................................... 38
                           --------------
         7.02.             Breach............................................................................... 38
                           ------
         7.03.             Delay................................................................................ 38
                           -----
         7.04.             No Stockholder or Regulatory Approval................................................ 38
                           -------------------------------------
         7.05.             Stock Option Agreement Execution..................................................... 38
                           --------------------------------

VIII. OTHER MATTERS............................................................................................. 38
         8.01.             Survival............................................................................. 38
         8.02.             Waiver; Amendment.................................................................... 39

                                      -iii-





         8.03.             Counterparts......................................................................... 39
                           ------------
         8.04.             Governing Law........................................................................ 39
                           -------------
         8.05.             Expenses............................................................................. 39
                           --------
         8.06.             Confidentiality...................................................................... 39
                           ---------------
         8.07.             Notices.............................................................................. 39
                           -------
         8.08.             Definitions.......................................................................... 40
                           -----------
         8.09.             Entire Understanding; No Third Party Beneficiaries................................... 40
                           --------------------------------------------------

         8.10.             Headings............................................................................. 40
                           --------


                          AGREEMENT AND PLAN OF MERGERS


         AGREEMENT AND PLAN OF MERGERS, dated as of the 14th day of June, 1996 (this "Plan"), by and among CENTER FINANCIAL CORPORATION (the "Company"), CENTERBANK (the "Bank"), FIRST UNION CORPORATION ("First Union") and FIRST UNION BANK OF CONNECTICUT ("FUB-CT").


                                    RECITALS:


         (A) The Company. The Company is a corporation duly organized and existing in good standing under the laws of the State of Connecticut, with its principal executive offices located in Waterbury, Connecticut. The Company is a bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"). As of the date hereof, the Company has 75,000,000 authorized shares of common stock, each of $1.00 par value ("Company Common Stock"), 1,000,000 authorized shares of voting preferred stock, no par value and 10,000,000 authorized shares of nonvoting preferred stock, no par value, (of which 300,000 shares of such class are Series A Participating Preferred Stock, all of such Series A Participating Preferred Stock being reserved for issuance pursuant to the Rights Agreement, dated as of July 7, 1995 (the "Company Rights Agreement"), between the Company and Mellon Bank, N.A., as Rights Agent) (no other class of capital stock being authorized), of which 15,014,452 shares of Company Common Stock and no shares of voting or nonvoting preferred stock are issued and outstanding.

         (B) The Bank. The Bank is a stock savings bank duly organized and existing in good standing under the laws of the State of Connecticut, with its principal executive offices located in Waterbury, Connecticut. As of the date hereof, the Bank has 75,000,000 authorized shares of common stock, each of $1.00 par value ("Bank Common Stock"); 1,000,000 authorized shares of voting preferred stock, no par value, and 10,000,000 authorized shares of nonvoting preferred stock, no par value (no other class of capital stock being authorized), all of which shares of Bank Common Stock are issued and outstanding and owned by the Company and no shares of voting or nonvoting preferred stock are issued and outstanding.

         (C) First Union. First Union is a corporation duly organized and existing in good standing under the laws of the State of North Carolina, with its principal executive offices located in Charlotte, North Carolina. First Union is a registered bank holding company under the BHCA. As of the date hereof, First Union has 750,000,000 authorized shares of common stock, each of $3.33 1/3 par value (together with the rights ("First Union Rights") issued pursuant to a Shareholder Protection Rights Agreement, dated December 18, 1990 (as amended, the "First Union Rights Agreement")) attached thereto, "First Union Common Stock"), 40,000,000 authorized shares of Class A Preferred Stock, no-par value ("First Union Class A Preferred Stock"), and 10,000,000 authorized shares of preferred stock, no-par value ("First Union Preferred Stock") (no other class of capital stock being authorized), of which 282,918,259 shares of First Union Common Stock, 2,174,705 shares of First Union Series B Convertible Class A Preferred Stock, 350,000 shares of First Union Series D Adjustable Rate Cumulative Class A Preferred Stock, 74,130 shares of First Union Series F 10.64% Class A Preferred Stock (represented by depositary shares, each representing a one one-fortieth interest in a share of First Union Series F 10.64% Class A Preferred Stock), and no shares of First Union Preferred Stock, were issued and outstanding as of May 31, 1996.

         (D) FUB-CT. FUB-CT is a bank duly organized and existing in good standing under the laws of the State of Connecticut, with its principal executive offices located in Stamford, Connecticut. As of the date hereof, FUB-CT has 6,000,000 authorized shares of common stock, each of $5.00 par value ("FUB-CT Common Stock") (no other class of capital stock being authorized), of which 2,884,736 shares are issued and outstanding and owned by Northeast Bancorp, Inc. ("Northeast"), a wholly-owned subsidiary of First Union Corporation of New Jersey ("FUNC-NJ"), a wholly-owned subsidiary of First Union. As of March 31, 1996, FUB-CT had capital of $254,180,000, divided into common stock of $14,424,000, surplus of $200,511,000 and undivided profits, including capital reserves of $39,325,000, and net unrealized gains (loss) on investment securities of $120,000.

         (E) Stock Option Agreement. As a condition and inducement to First Union's and FUB-CT's willingness to enter into this Plan, the Company and First Union intend to enter into a Stock Option Agreement (the "Stock Option Agreement") in the form attached hereto as Exhibit A, pursuant to which the Company shall grant to First Union an option to purchase under certain circumstances, shares of Company Common Stock. The execution, delivery and performance of the Stock Option Agreement in accordance with its terms shall be deemed to constitute transactions contemplated by this Plan.

         (F) Rights, Etc. Except as Previously Disclosed (as hereinafter defined)in Schedule 4.01(C), there are no shares of capital stock of the Company or the Bank authorized and reserved for issuance, neither the Company nor the Bank has any Rights (as defined below) issued or outstanding and neither the Company nor the Bank has any commitment to authorize, issue or sell any such shares or any Rights, except pursuant to this Plan. The term

"Rights" means securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, shares of capital stock (and shall include stock appreciation rights). There are no preemptive rights in respect of the Company Common Stock.

         (G) Approvals. The Board of Directors of each of the Company, the Bank and First Union has approved, at meetings of each of such Boards of Directors, this Plan and has authorized the execution hereof in counterparts. First Union agrees promptly to cause the Board of Directors of FUB-CT to approve this Plan and authorize the execution hereof in counterparts, prior to the Effective Date.

         In consideration of their mutual promises and obligations, the parties hereto adopt and make this Plan and prescribe the terms and conditions thereof and the manner and basis of carrying it into effect, which shall be as follows:


I.       THE MERGERS.

         1.01. The Corporate Merger. Subject to the terms and conditions of this Plan and subject to Section 2.06, at the Effective Time (as hereinafter defined):

                  (A) The Continuing Corporation. The Company shall merge with and into First Union (the "Corporate Merger"), the separate existence of the Company shall cease and First Union (the "Continuing Corporation") shall survive and the name of the Continuing Corporation shall be "First Union Corporation".

                  (B) Rights, Etc. The Continuing Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the merging corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest, of or belonging to or due to each of the corporations so merged, shall be deemed to be vested in the Continuing Corporation without further act or deed; and the title to any real estate or any interest therein, vested in each of such corporations, shall not revert or be in any way impaired by reason of the Corporate Merger.

                  (C) Liabilities. The Continuing Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the corporations so merged, in accordance with applicable law.

                  (D) Certificate of Incorporation; Bylaws; Directors; Officers. The Certificate of Incorporation and Bylaws of the Continuing Corporation shall be those of First Union, as in effect immediately prior to the Corporate Merger becoming effective. The directors and officers of First Union in office immediately prior to the Corporate Merger becoming effective shall be the directors and officers of the Continuing Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

         1.02. The Bank Merger. Following the Corporate Merger on the Effective Date or as soon thereafter as First Union may deem appropriate:

                  (A) Contribution of Bank Common Stock. First Union shall contribute the Bank Common Stock to FUNC-NJ and shall cause FUNC-NJ to contribute the Bank Common Stock to Northeast.

                  (B) The Continuing Bank. Following the contribution of the Bank Common Stock to FUNC-NJ and from FUNC-NJ to Northeast and at least one day following the Effective Date, the Bank shall be merged with and into FUB-CT (the "Bank Merger" and together with the Corporate Merger, the "Mergers"), the separate existence of the Bank shall cease and FUB-CT (the "Continuing Bank") shall survive; the name of the Continuing Bank shall be "First Union Bank of Connecticut"; and the Continuing Bank shall continue to conduct the business of banking at the Bank's main office in Waterbury, Connecticut and at the legally established branches of the Bank and FUB-CT.

                  (C) Rights, Etc. The Continuing Bank shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the banks so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest, of or belonging to or due to each of the banks so merged, shall be deemed to be vested in the Continuing Bank without further act or deed, including appointments, designations and nominations and all other rights and interests in any fiduciary capacity; and the title to any real estate or any interest therein, vested in each of such banks, shall not revert or be in any way impaired by reason of the Bank Merger.

                  (D) Liabilities, Etc. The Continuing Bank shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the banks so merged (including liabilities arising out of the operation of any trust departments), in accordance with applicable law.

                  (E) Charter; Bylaws; Directors; Officers. The Charter and Bylaws of the Continuing Bank shall be those of FUB-CT, as in effect immediately prior to the Bank Merger becoming effective. The directors and officers of FUB-CT in office immediately prior to the Bank Merger becoming effective shall be the directors and officers of the Continuing Bank, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

                  (F) Outstanding Stock of the Continuing Bank. The amount of the capital stock of the Continuing Bank shall be not less than $14,424,000 and shall consist of not less than 2,884,736 issued and outstanding shares of common stock, each of $5.00 par value, and the issued and outstanding shares shall remain issued and outstanding as shares of FUB- CT, each of $5.00 par value, and the holders thereof shall retain their rights therein.

                  (G) Outstanding Stock of the Bank. Promptly after the Bank Merger becomes effective, Northeast shall deliver all of the issued and outstanding shares of the capital stock of the Bank to the Continuing Bank for cancellation.


II.      CONSIDERATION.

         2.01. Corporate Merger Consideration. Subject to the provisions of this Plan, on the Effective Date:

                  (A) Outstanding First Union Common Stock. The shares of First Union Common Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, remain as issued and outstanding shares of First Union Common Stock.

                  (B) Outstanding Company Common Stock. Each share (excluding
         (i) shares ("Dissenter's Shares") of Company Common Stock held by holders who take all of the steps required to be taken in order to entitle such holders to be paid in accordance with Sections 33-373 and 33-374 of the CGSA (as hereinafter defined) or (ii) shares held by the Company or any of its subsidiaries or by First Union or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted ("Excluded Shares")) of Company Common Stock including each attached right (a "Company Right") issued pursuant to the Company Rights Agreement issued and outstanding immediately prior to the Effective Time shall, by virtue of the Corporate Merger, automatically and without any action on the part of the holder thereof, become and be converted into the right to receive the number of shares of First Union Common Stock (the "Exchange Ratio") equal to the result of dividing $25.44 by the average of the daily closing sales prices of First Union Common Stock as reported on the Composite Transactions tape of the New York Stock Exchange, Inc. (the "NYSE") reporting system for the ten consecutive trading days on which such shares are traded on the NYSE ending on the last trading day prior to the Effective Date (as reported in the Wall Street Journal).

         2.02. Stockholder Rights; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company, other than to receive the consideration provided under this Article II, without interest. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Continuing Corporation of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time.

         2.03. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of First Union Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Corporate Merger; instead, First Union shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share an amount in cash determined by multiplying such fraction by the last sale price of First Union Common Stock on the last trading day prior to the Effective Date, as reported by the NYSE Composite Transactions Tape (as reported in The Wall Street Journal).

         2.04. Exchange Procedures. As promptly as practicable after the Effective Date, First Union will send or cause to be sent to each former stockholder of the Company of record immediately prior to the Effective Time, transmittal materials for use in exchanging such stockholder's certificates for Company Common Stock for the consideration set forth in this Article II. The certificates representing the shares of First Union Common Stock into which shares of such stockholder's Company Common Stock are converted on the Effective Date, any fractional share check which such stockholder shall be entitled to receive, and any dividends paid on such shares of First Union Common Stock for which the record date for determination of stockholders entitled to such dividends is on or after the Effective Date, will be delivered to such stockholder only upon delivery to First Union National Bank of North Carolina (the "Exchange Agent") of the certificates representing all of such shares of Company Common Stock (or indemnity satisfactory to First Union and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such fractional share check or dividends to which the holder of such shares shall be entitled to receive upon such delivery. Certificates surrendered for exchange by any person constituting an Affiliate (as hereinafter defined) of the Company, shall not be exchanged for certificates representing First Union Common Stock until First Union has received a written agreement from such person as specified in Section 5.10.

         2.05. Excluded Shares; Dissenter's Shares. Each of the Excluded Shares shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor. Dissenter's Shares shall be purchased and paid for in accordance with Section 33-374 of CGSA. If requested by First Union, prior to the Effective Time, the Company will establish an escrow to pay for such Dissenter's Shares.

         2.06. Reservation of Right to Revise Transaction. First Union may at any time change the method of effecting the acquisition of the Company and the Bank (including without limitation the provisions of this Article II) if and to the extent it deems such change to be desirable; provided, however, that no such change shall (A) alter or change the amount or kind of consideration to be issued to holders of Company Common Stock as provided for in this Plan, (B) adversely affect the intended tax-free treatment to the Company's stockholders as a result of receiving such consideration, or (C) materially impede or delay receipt of any approval referred to in Section 6.02 or the consummation of the transactions contemplated by this Plan.

         2.07. Options. From and after the Effective Time, all employee and director stock options to purchase shares of Company Common Stock ("Options"), which are then outstanding and unexercised, shall be converted into and become the right to purchase shares of First Union Common Stock, and First Union shall assume each such Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Time (i) each such Option assumed by First Union may be exercised solely to purchase shares of First Union Common Stock, (ii) the number of shares of First Union Common Stock purchasable upon exercise of such Option shall be equal to the number of shares of Company Common Stock that were purchasable under such Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, with cash being paid for any fractional share interest that otherwise would be purchasable, and (iii) the per share exercise price under each such Option shall be adjusted by dividing the per share exercise price of each such Option by the Exchange Ratio, and rounding up to the nearest cent. The terms of each Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to First Union Common Stock on or subsequent to the Effective Date. The Company represents and warrants that the number of shares of Company

Common Stock which are issuable upon exercise of Options as of the date hereof are Previously Disclosed in Schedule 2.07.

         2.08. Effective Date and Effective Time. Subject to the conditions to the obligations of the parties to effect the Mergers as set forth in Article VI, the effective date of the Corporate Merger (the "Effective Date") shall be such date as First Union and the Company shall mutually agree upon following the satisfaction of the conditions set forth in Sections 6.01 and 6.02 or if such parties do not so agree, shall be such date as First Union shall notify the Company in writing not less than five days prior thereto. The time on the Effective Date at which the Corporate Merger shall become effective is referred to as the "Effective Time".


III. ACTIONS PENDING CONSUMMATION.

         Without the prior written consent of First Union, the Company shall conduct its and each of the Company Subsidiaries' (as hereinafter defined) business in the ordinary and usual course consistent with past practice and shall use its reasonable best efforts to maintain and preserve its and each of the Company Subsidiaries' business organization, employees and advantageous business relationships and to retain the services of its and each of the Company Subsidiaries' officers and key employees, and the Company will not, and will cause each of the Company Subsidiaries (as hereinafter defined) not to, agree to:

         3.01. Capital Stock. Except as Previously Disclosed in Schedule 4.01(C), issue, sell or otherwise permit to become outstanding any additional shares of capital stock of the Company or the Company Subsidiaries, or any Rights with respect thereto, or enter into any agreement with respect to the foregoing, or permit any additional shares of Company Common Stock to become subject to grants of employee stock options, stock appreciation rights or similar stock based employee compensation rights or take any action that permits the acceleration of Options.

         3.02. Dividends, Etc. Make, declare or pay any dividend on or in respect of (other than dividends payable on Company Common Stock in a quarterly amount not to exceed $0.07 per share, and dividends from Company Subsidiaries to the Company or the Bank, as applicable) (provided, however, that the Company will not declare or pay any dividend during the calendar quarter in which the Effective Date occurs unless the record date for the dividend payable on First Union Common Stock for such quarter precedes the Effective Date), or declare or make any distribution on, or directly or indirectly combine, split, redeem, reclassify, purchase or otherwise acquire, any shares of the capital stock of the Company or the Company Subsidiaries or, other than as permitted in or contemplated by this Plan, authorize the creation or issuance of, or issue, any additional shares of such capital stock or any Rights with respect thereto.

         3.03. Indebtedness; Liabilities; Etc. Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become liable for the obligations of any other individual or corporation, bank, partnership, joint venture, business trust, association or other organization (each, a "Business Entity").

         3.04. Operating Procedures; Capital Expenditures; Etc. Except as may be directed by any regulatory agency, (A) change its or any of the Company Subsidiaries' lending, investment, liability management or other material banking or other policies in any material respect, except such changes as are in accordance and in an effort to comply with Section 5.11, (B) incur or commit to incur any capital expenditures beyond those Previously Disclosed in Schedule 3.04, other than in the ordinary course of business and not exceeding the Company's current budget for such expenditure as set forth on Schedule 3.04, or
(C) implement or adopt any change in accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

         3.05. Liens. Impose, or permit or suffer the imposition, on any shares of capital stock of any of the Company Subsidiaries, or on any of its or the Company Subsidiaries' other assets, any Liens (as hereinafter defined), other than Liens on such other assets that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect (as hereinafter defined) on the Company, or permit any such Lien to exist.

         3.06. Compensation; Employment Agreements; Etc. Except as Previously Disclosed in Schedule 3.06, enter into or amend any employment, severance or similar agreement or arrangement with any of its directors, officers, employees or consultants, or grant any salary or wage increase, amend the terms of any Option or increase any employee benefit (including incentive or bonus payments), except normal individual increases in regular compensation to employees in the ordinary course of business consistent with past practice.

         3.07. Benefit Plans. Except as Previously Disclosed in Schedule 3.07, enter into or modify (except as may be required by applicable law) any employment, pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

         3.08. Continuance of Business. (A) Dispose of any portion of its assets, deposits, business or properties, except any such disposition that is in the ordinary course of business and is not material to the Company and the Company Subsidiaries taken as a whole, or discontinue or terminate any existing line of business, or make any bulk sales of mortgage servicing, (B) merge or consolidate with, or acquire all or any portion of the business or property of, any other entity, except any such transaction that is in the ordinary course of business and is not material to the Company and the Company Subsidiaries taken as a whole (except foreclosures or acquisitions by the Bank in a fiduciary capacity, in each case in the ordinary course of business consistent with past practice) or (C) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any person or Business Entity other than from wholly-owned Company Subsidiaries and other than the purchase or sale of loans or marketable securities in the ordinary course of business consistent with past practices.

         3.09. Amendments. Amend its Certificate of Incorporation, Charter or Bylaws.

         3.10. Claims. Settle any claim, action or proceeding involving liability for any material money damages in an amount greater than $100,000 or any restrictions upon the operations of the Company or any of the Company Subsidiaries, or forgive or compromise any material amount of debt of any person or Business Entity, other than wholly-owned Company Subsidiaries.

         3.11. Contracts. Enter into, terminate or make any change in any material contract, agreement or lease, except in the ordinary course of business consistent with past practice with respect to such contracts, agreements and leases that are terminable by it without penalty on not more than 60 days prior written notice.

         3.12. Other Actions. Take any actions that would (A) materially impede or delay the receipt of any approval referred to in Section 6.02 without the imposition of a condition or restriction of the type referred to in the proviso to such Section or (B) adversely affect the ability of any party to timely perform its obligations under this Plan.

         3.13. Agreements. Authorize, commit to or enter into any agreement to take any of the actions referred to in Sections 3.01 through 3.12.

IV.      REPRESENTATIONS AND WARRANTIES.

         4.01. Representations and Warranties of the Company and the Bank. Each of the Company and the Bank hereby represents and warrants to First Union and FUB-CT as follows:

                  (A) Recitals. The facts set forth in the Recitals of this Plan with respect to it are true and correct.

                  (B) Organization, Standing and Authority. It is duly qualified to do business and is in good standing in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company. Each of the Company and the Company Subsidiaries has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company.

                  (C) Shares. The outstanding shares of it are validly issued and outstanding, fully paid and nonassessable, and subject to no, and have not been issued in violation of, preemptive rights. Except as Previously Disclosed in Schedule 4.01(C), and except as provided in the Stock Option Agreement, there are no shares of capital stock or other equity securities of the Company or the Bank outstanding and no outstanding Rights with respect thereto.

                  (D) Company Subsidiaries. The Company has Previously Disclosed in Schedule 4.01(D) a list of all Business Entities five percent or more of the equity interests of which are owned directly or indirectly by the Company. Each of the Company Subsidiaries that is a savings bank is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. No equity securities of any of the Company Subsidiaries are or may become required to be issued (other than to the Company or a wholly-owned Company Subsidiary) by reason of any Rights with respect thereto. There are no contracts, commitments, understandings or arrangements by which any of the Company Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no contracts, commitments, understandings or arrangements relating to the rights of the Company or the Bank, as applicable, to vote or to dispose of such shares. All of the shares of capital stock of each Company Subsidiary held by the Company or a Company Subsidiary are fully paid and nonassessable and subject to no, and have not been issued in violation of, preemptive rights and are owned by the Company or a Company Subsidiary free and clear of any Liens. Each Company Subsidiary is in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company. Except as Previously Disclosed in
Schedule 4.01(D), the Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Business Entity. The deposits of the Bank are insured by the Bank Insurance Fund (the "BIF") of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a member in good standing of the Federal Home Loan Bank of Boston (the "FHL Bank"). The term "Company Subsidiary" means any Business Entity (including the Bank) which the Company "controls", as defined in Section 225.2(e) of Regulation Y of the Federal Reserve Board (other than Branford Savings Bank, so long as the option that the Company holds to acquire voting securities remains unexercised).

                  (E) Corporate Power. It and each of the Company Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own or lease all its material properties and assets.

                  (F) Corporate Authority. Subject to any necessary receipt of approval by its stockholders referred to in Section 6.01, this Plan and the transactions contemplated hereby have been authorized by all necessary corporate action of it and this Plan is a valid and binding agreement of it enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. Upon execution and delivery, the Stock Option Agreement will be a valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  (G) No Defaults. Subject to the approval by its stockholders referred to in Section 6.01, the required regulatory approvals referred to in
Section 6.02, and the required filings under federal and state securities laws, and except as Previously Disclosed in Schedule 4.01(G), the execution, delivery and performance of this Plan and the consummation by it of the transactions contemplated hereby, does not and will not (1) constitute a breach or violation of, or a default under, or the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to, any law, rule or regulation or any judgment, decree, order, governmental or non-governmental permit or license, or agreement, indenture or instrument of it or of any of the Company Subsidiaries or to which it or any of the Company Subsidiaries or its or their properties is subject or bound, which breach, violation, default or Lien is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company, (2) constitute a breach or violation of, or a default under, its Certificate of Incorporation, Charter or Bylaws, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental or non-governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval, which if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company.

                  (H) Financial Reports. As to (1) the Company, its Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and all other documents filed or to be filed subsequent to December 31, 1995 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), in the form filed with the Securities and Exchange Commission (the "SEC") (in each such case, the "Company Financial Reports"), and (2) the Bank, its Call Reports for the fiscal year ended December 31, 1995, and all other call reports filed or to be filed subsequent to December 31, 1995, in the form filed with the FDIC (in each case, the "Bank Financial Reports" and together with the Company Financial Reports, the "Company/Bank Financial Reports"), did not and will not as of their respective dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Company/Bank Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the Company/Bank Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

                  (I) Absence of Undisclosed Liabilities. None of the Company or the Company Subsidiaries has any obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company.

                  (J) No Events. No events have occurred, or circumstances have arisen, since March 31, 1996, which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on the Company.

                  (K) Properties. Except as specifically reserved against or otherwise disclosed in the Company Financial Reports (including the related notes and schedules thereto) and except for those properties and assets that have been sold or otherwise disposed of in the ordinary course of business, and except as Previously Disclosed in Schedule 4.01(K), the Company and the Company Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, security interests, restrictions (including restrictions on voting rights or rights of disposition), defaults or equities of any character or claims or third party rights of whatever nature (collectively "Liens"), to all of the properties and assets, tangible and intangible, reflected in the Company Financial Reports as being owned by the Company or the Company Subsidiaries as of the dates thereof, other than those Liens that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company. All buildings and all fixtures, equipment, and other property and assets which are held under leases or subleases by any of the Company or the Company Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms.

                  (L) Litigation; Regulatory Action. Except as Previously Disclosed in Schedule 4.01(L), no litigation, proceeding or controversy before any court or governmental agency is pending which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company or which alleges claims under any fair lending law or other law relating to discrimination, including, without limitation, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and, to the best of its knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in Schedule 4.01(L), neither it nor any of the Company Subsidiaries or any of its or their material properties or their officers, directors or controlling persons is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment or supervisory letter or similar submission to or from, any federal or state governmental agency or authority charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (together with any and all agencies or departments of federal, state or local government (including, without limitation the FHL Bank, the Federal Reserve Board, the FDIC and any other federal or state bank, thrift or other financial institution, insurance or securities regulatory authorities (including the SEC), the "Regulatory Authorities")) and neither it nor any of the Company

Subsidiaries has been advised by any of the Regulatory Authorities that any such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment or supervisory letter or similar submission.

                  (M) Compliance with Laws. Except as Previously Disclosed in
Schedule 4.01(M), each of the Company and the Company Subsidiaries:

                           (1) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to conduct its business as presently conducted and that are material to the business of the Company and the Company Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

                           (2) has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that any of the Company or the Company Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company, or
         (c) requiring any of the Company or the Company Subsidiaries (or any of their officers, directors or controlling persons) to enter into any order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any material resolution or policy);

                           (3)      with respect to the Bank is "well
         capitalized" for purposes of Section 38 of the Federal
         Deposit Insurance Act and regulations thereunder; and

                           (4) is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including, without limitation, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act and similar federal and state laws and regulations, except where, individually or in the aggregate, any events of noncompliance are not reasonably likely to have a Material Adverse Effect on the Company.

                  (N) Material Contracts. Except as Previously Disclosed in
Schedule 4.01(N), none of the Company or the Company Subsidiaries, nor any of its respective assets, business or operations, is a party to, or is bound or affected by, or receives benefits under, any contract or agreement or amendment thereto that in each case (1) is required to be filed as an exhibit to an Annual Report on Form 10-K filed by the Company that has not been filed as an exhibit to the Company's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1995, or (2) which provides for annual payments by the Company or a Company Subsidiary of $100,000 or more. True and correct copies of such contracts, and any agreements or amendments thereto, have been made available to First Union. None of the Company or the Company Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected, or under which it or any of its respective assets, business or operations receives benefits, which default, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company, and there has not occurred any event that, with lapse of time or giving of notice or both, would constitute such a default. Except as Previously Disclosed in Schedule 4.01(N), neither the Company nor any Company Subsidiary is subject to, or bound by, any contract containing covenants which (i) limit the ability of the Company or any Company Subsidiary to compete in any line of business or with any person, or (ii) involve any restriction of geographical area in which, or method by which, the Company or any Company Subsidiary may carry on its business (other than as may be required by law or any applicable Regulatory Authority).

                  (O) Reports. Since January 1, 1993, each of the Company and the Company Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (1) the SEC, (2) the Connecticut Banking Commission, FDIC, the FHL Bank and the Federal Home Financing Board, and (3) any other applicable Regulatory Authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Plan with respect to reports and documents filed before the date of this Plan), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                  (P) No Brokers. All negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it directly with the other parties hereto and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment, excluding a fee Previously Disclosed to First Union to be paid to Keefe, Bruyette & Woods, Inc.

                  (Q) Employee Benefit Plans.

                           (1) Schedule 4.01(Q) contains a complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all medical, dental, health and life insurance plans, all other employee benefit plans, contracts or arrangements and any applicable "change of control" or similar provisions in any plan, contract or arrangement maintained or contributed to by it or any of the Company Subsidiaries for the benefit of employees, former employees, directors, former directors or their beneficiaries (the "Compensation and Benefit Plans"). True and complete copies of all Compensation and Benefit Plans, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto have been supplied or made available to First Union.

                           (2) All "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), other than "multiemployer plans" within the meaning of Section 3(37) of ERISA ("Multiemployer Plans"), covering employees or former employees of it and the Company Subsidiaries (the "ERISA Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Each ERISA Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances reasonably likely to result in the revocation of any such favorable determination letter. There is no pending or, to its knowledge, threatened litigation relating to the ERISA Plans which, if determined adversely to the Company is reasonably likely, individually or in the aggregate, to result in material liability. Neither it nor any of the Company Subsidiaries has engaged in a transaction with respect to any ERISA Plan that would subject it or any of the Company

         Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

                      (3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by it or any of the Company Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under Section 4001(a)(15) of ERISA or Section 414 of the Code (an "ERISA Affiliate") which have not been satisfied. Neither it nor any of the Company Subsidiaries presently contributes to a Multiemployer Plan, nor have they contributed to such a plan within the past five calendar years. No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the past 12-month period.

                           (4) All contributions required to be made under the terms of any ERISA Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of
         Section 412 of the Code or Section 302 of ERISA. Neither it nor any of the Company Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

                           (5) Under each Pension Plan which is a
         single-employer plan, as of the last day of the most recent plan year, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan's most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.

                           (6) Neither it nor any of the Company Subsidiaries has any obligations for retiree health and life benefits under any plan, except as set forth in Schedule 4.01(Q). There are no restrictions on the rights of it or any of the Company Subsidiaries to amend or terminate any such plan without incurring any liability thereunder, except to the extent the participants in such plan who are receiving the benefits thereunder or who have satisfied the eligibility requirements thereunder and may have accrued vested rights to such benefits.

                           (7) Except as Previously Disclosed in Schedule 4.01(Q), neither the execution and delivery of this Plan nor the consummation of the transactions contemplated hereby will (a) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of it or any of the Company Subsidiaries under any Compensation and Benefit Plan or otherwise from it or any of the Company Subsidiaries, (b) increase any benefits otherwise payable under any Compensation and Benefit Plan, or (c) result in any acceleration of the time of payment or vesting of any such benefit.

                  (R) No Knowledge. It knows of no reason why the regulatory approvals referred to in Section 6.02 should not be obtained without the imposition of any condition of the type referred to in the proviso following such Section 6.02.

                  (S) Labor Agreements. Neither it nor any of the Company Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of the Company Subsidiaries the subject of a proceeding asserting that it or any such Company Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of the Company Subsidiaries, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its or any of the Company Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

                  (T) Asset Classification. It has Previously Disclosed in
Schedule 4.01(T) a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit or other assets of the Company and the Company Subsidiaries that have been classified by it as of March 31, 1996 (the "Asset Classification"); and no amounts of loans, extensions of credit or other assets that have been classified as of March 31, 1996 by any regulatory examiner as "Other Loans Specially Mentioned", "Substandard", "Doubtful", "Loss", or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by the Company or a Company Subsidiary prior to March 31, 1996.

                  (U) Allowance for Possible Loan Losses. The allowance for possible loan losses shown on the consolidated balance sheets of the Company included in the Company's Form 10-Q for the quarter ended March 31, 1996 was, and the allowance for possible loan losses to be shown on subsequent Company Financial Reports, will be, adequate, in the opinion of the Board of Directors and management of the Company, determined in accordance with generally accepted accounting principles, to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivables) as of the date thereof.

                  (V) Insurance. Each of Company and the Company Subsidiaries has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters that are known to it, except for such matters which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company. Set forth in Schedule 4.01(V) is a list of all insurance policies maintained by or for the benefit of the Company or the Company Subsidiaries or their directors, officers, employees or agents.

                  (W) Affiliates. Except as Previously Disclosed in Schedule 4.01(W), there is no person who, as of the date of this Plan, may be deemed to be an "affiliate" of the Company (each, an "Affiliate") as that term is used in Rule 145 under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act").

                  (X) State Takeover Laws; Certificate of Incorporation. It has taken all necessary action to exempt this Plan and the transactions contemplated hereby from, and this Plan, and the transactions contemplated hereby are exempt from, (1) any applicable state takeover laws, including, without limitation, the provisions of Section 33-374b of the Connecticut General Statutes Annotated (the "CGSA"), (2) any applicable takeover provisions in the Company's Certificate of Incorporation, or in the Bank's charter, and (3) any takeover provisions set forth in any agreement to which the Company is a party or may be bound.

                  (Y) No Further Action. It has taken all action so that the entering into of this Plan, and the consummation of the transactions contemplated hereby or any other action or combination of actions, or any other transactions, contemplated hereby do not and will not (1) require a vote of stockholders (other than the affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Common Stock entitled to be cast on this Plan or on any other actions necessary to facilitate the transactions contemplated hereby and the approval of the Company in its capacity as sole stockholder of the Bank, which approval has been given), or (2) result in the grant of any rights to any person under the Certificate of Incorporation,

Charter or Bylaws of the Company or any Company Subsidiary or under any agreement to which the Company or any of the Company Subsidiaries is a party, or
(3) restrict or impair in any way the ability of First Union or FUB-CT, to exercise the rights granted hereunder or, as to First Union, under the Stock Option Agreement.

                  (Z)  Environmental Matters.

                           (1) To its knowledge, it and each of the Company Subsidiaries, the Participation Facilities and the Loan/Fiduciary Properties (each as defined below) are, and have been, in compliance with all Environmental Laws (as defined below), except for instances of noncompliance which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company.

                           (2) There is no proceeding pending or, to its knowledge, threatened before any court, governmental agency or board or other forum in which it or any of the Company Subsidiaries or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material (as defined below), whether or not occurring at or on a site owned, leased or operated by it or any of the Company Subsidiaries or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company or have been Previously Disclosed in Schedule 4.01(Z).

                           (3) There is no proceeding pending or, to its knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/Fiduciary Property (or it or any of the Company Subsidiaries in respect of any Loan/Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party
         (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company or have been Previously Disclosed in Schedule 4.01(Z).

                           (4) To its knowledge, there is no reasonable basis for any proceeding of a type described in subsections

         (2) or (3) above, except as has been Previously Disclosed in
         Schedule 4.01(Z).

                           (5) To its knowledge, during the period of (a) its or any of the Company Subsidiaries' ownership or operation of any of their respective current properties, (b) its or any of the Company Subsidiaries' participation in the management of any Participation Facility, or (c) its or any of the Company Subsidiaries' holding of a security or other interest in a Loan/Fiduciary Property, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company or have been Previously Disclosed in Schedule 4.01(Z).

                           (6) To its knowledge, prior to the period of (a) its or any of the Company Subsidiaries' ownership or operation of any of their respective current properties, (b) its or any of the Company Subsidiaries' participation in the management of any Participation Facility, or (c) its or any of the Company Subsidiaries' holding of a security or other interest in a Loan/Fiduciary Property, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company or have been Previously Disclosed in Schedule 4.01(Z).

                           (7) The following definitions apply for purposes of this Section 4.01(Z): "Loan/Fiduciary Property" means any property owned or controlled by the Company or any of the Company Subsidiaries or in which it or any of the Company Subsidiaries holds a security or other interest, and, where required by the context, includes any such property where Company or any of the Company Subsidiaries constitutes the owner or operator of such property, but only with respect to such property; "Participation Facility" means any facility in which it or any of the Company Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property; "Environmental Law" means (a) any federal, state and local law, statute, ordinance, rule, regulation, code, license, permit, approval, order, judgment, decree, injunction, or agreement with any governmental entity, relating to (i) the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect and includes, without limitation, the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal and the federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as now in effect, and (b) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; "Hazardous Material" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, and includes, without limitation, any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by- product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

                           (8) For purposes of this Section 4.01(Z), the term "knowledge" means that of the directors and officers of the Company and the Company Subsidiaries and includes their actual knowledge as well as that which could have been obtained by a reasonable person in the exercise of reasonable inquiry.

                  (AA) Taxes. Except as Previously Disclosed in Schedule 4.01(AA), (1) all reports and returns with respect to Taxes (as defined below) and tax related information reporting requirements that are required to be filed by or with respect to the Company or the Company Subsidiaries, including without limitation consolidated federal income tax returns of the Company and the Company Subsidiaries (collectively, the "Company Tax Returns"), have been duly filed, or requests for extensions have been timely filed and have not expired, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on the Company, and such Company Tax Returns were true, complete and accurate in all material respects,
(2) all taxes (which shall mean federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment, premium, recording, documentary, transfer, back-up withholding or similar taxes, together with any interest, additions, or penalties with respect thereto, imposed on the income, properties or operations of the Company or the Company Subsidiaries, together with any interest in respect of such additions or penalties, collectively the "Taxes") shown to be due on the Company Tax Returns or otherwise imposed on the income, properties or operations of the Company or Company Subsidiaries have been paid in full, (3) the Company Tax Returns have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Company Tax Returns were required to be filed has expired, (4) all Taxes due with respect to completed and settled examinations have been paid in full, (5) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Company Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect on the Company, except as reserved against in the Company Financial Reports filed prior to the date of this Plan, and (6) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) have been given by or requested with respect to any Taxes of the Company or the Company Subsidiaries.

                  (BB) Accuracy of Information. The statements with respect to the Company and the Company Subsidiaries contained in this Plan, the Stock Option Agreement, the Schedules and any other written documents executed and delivered by or on behalf of it pursuant to the terms of this Plan do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

                  (CC) Derivatives Contracts; Structural Notes; Etc. None of the Company or the Company Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract not included on the balance sheet which is a derivative contract (including various combinations thereof) (each a "Derivatives Contract") or owns securities that (1) are referred to as "structured notes", "high risk mortgage derivatives", "capped floating rate notes," or "capped floating rate mortgage derivatives," or (2) are likely to have changes in value as a result of interest rate changes that significantly exceed normal changes in value attributable to interest rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business and Previously Disclosed in Schedule 4.01(CC), including a list, as applicable, of any Company or Company Subsidiary assets pledged as security for each such instrument.

                  (DD) Accounting Controls. Each of the Company and the Company Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the reasonable judgment of the Board of Directors of the Company, that (1) all material transactions are executed in accordance with management's general or specific authorization; (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied with respect to thrifts or any other criteria applicable to such statements, (3) access to the material property and assets of the Company and the Company Subsidiaries is permitted only in accordance with management's general or specific authorization; (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences; and (5) there are no violations of applicable laws, including the Bank Secrecy Act.

                  (EE) Commitments and Contracts. Neither the Company nor any Company Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

                           (1) except as Previously Disclosed in Schedule 4.01(EE), any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director or employee (other than those which are terminable at will by the Company or such Company Subsidiary without any obligation on the part of the Company or such Company Subsidiary to make any payment in connection with such termination);

                           (2) except as Previously Disclosed in Schedule 4.01(EE), any real property lease with annual rental payments aggregating $100,000 or more; or

                           (3) except as Previously Disclosed in Schedule 4.01(EE), any material contract with any Affiliate.

                  (FF) Option Shares. As to the Company, the Option Shares (as defined in the Stock Option Agreement), when issued in accordance with the terms of the Stock Option Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive Rights.

         4.02. First Union and FUB-CT Representations and Warranties. Each of First Union and FUB-CT hereby represents and warrants to the Company, as follows:

                  (A) Recitals. The facts set forth in the Recitals of this Plan with respect to it are true and correct.

                  (B) Corporate Authority. Subject to the required regulatory approvals referred to in Section 6.02 and approval by the Board of Directors of FUB-CT as contemplated by Recital (G), this Plan has been authorized by all necessary corporate action of it and is a valid and binding agreement of it enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  (C) No Defaults. Subject to the required regulatory approvals referred to in Section 6.02, and the required filings under federal and state securities' laws, the execution, delivery and performance of this Plan, and the consummation of the transactions contemplated hereby by it, does not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound, which breach, violation or default is reasonably likely to have a Material Adverse Effect on First Union, (2) constitute a breach or violation of, or a default under, its Certificate of Incorporation, Charter or Bylaws, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, or the consent or approval of any other party to any such agreement, indenture or instrument other than such consent or approval, which if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on First Union.

                  (D) Financial Reports. In the case of First Union, its Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and all other documents filed or to be filed subsequent to December 31, 1995 under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed with the SEC (in each such case, the "First Union Financial Reports"), did not and will not as of their respective dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the First Union Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the First Union Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied to banks and bank holding companies during the periods involved, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

                  (E) No Events. No events have occurred, or circumstances have arisen, since March 31, 1996, which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on First Union.

                  (F) No Brokers. All negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it directly with the other parties hereto and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment.

                  (G) No Knowledge. It knows of no reason why the regulatory approvals referred to in Section 6.02 should not be obtained without the imposition of any condition of the type referred to in the proviso following such Section 6.02.

                  (H) Shares Authorized. In the case of First Union, the shares of First Union Common Stock to be issued in exchange for shares of Company Common Stock upon consummation of the Corporate Merger have been duly authorized and, when issued in accordance with the terms of this Plan, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

                  (I) Organization, Standing and Authority. It is duly qualified to do business and is in good standing in the States of the United States and foreign jurisdictions where the failure to be duly qualified, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on First Union. Each of First Union and its subsidiaries has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on First Union.

                  (J) Corporate Power. First Union and FUB-CT each has the corporate power and authority to carry on its business as it is now being conducted and to own or lease all its material properties and assets.

                  (K) Accuracy of Information. The statements with respect to First Union and FUB-CT contained in this Plan, the Stock Option Agreement, the Schedules and any other written documents executed and delivered by or on behalf of First Union or FUB-CT pursuant to the terms of this Plan are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

                  (L) Litigation; Regulatory Action. Neither First Union nor any of its subsidiaries is a party to any litigation, proceeding or controversy before any court or governmental agency which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on First Union and, to the best of its knowledge, no such litigation, proceeding or controversy has been threatened; and neither it nor any of its subsidiaries or any of its or their material properties or their officers, directors or controlling persons is a party to or is the subject of any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Regulatory Authorities, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on First Union and neither it nor any of its subsidiaries has been advised by any Regulatory Authorities that any such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum or understanding, commitment letter or similar submission.

                  (M) Absence of Undisclosed Liabilities. None of First Union or its subsidiaries has any obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on First Union, except as reflected in the First Union Financial Reports prior to the date of this Plan.


V.       COVENANTS.

         Each of the Company and the Bank hereby covenants to First Union and FUB-CT, and each of First Union and FUB-CT hereby covenants to the Company and the Bank, that:

         5.01. Efforts to Consummate. Subject to the terms and conditions of this Plan, it shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Corporate Merger on the Effective Date and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other parties hereto to that end (it being understood that any amendments to the Registration Statement (as hereinafter defined) or a resolicitation of proxies as a consequence of an acquisition agreement by First Union or any of its subsidiaries shall not violate this covenant), including cooperating in developing and implementing a plan relating to data processing and any other systems conversions.

         5.02. Company Proxy/Registration Statement. The Company and First Union shall prepare a proxy statement/prospectus (the "Proxy Statement") to be mailed to the holders of Company Common Stock in connection with the transactions contemplated hereby and to be filed by First Union (after providing drafts in advance to the Company and its counsel for review and comment) in a registration statement (the "Registration Statement") with the SEC as provided in Section 5.08, which shall conform to all applicable legal requirements. The Company shall call a special meeting (the "Meeting") of the holders of Company Common Stock to be held as soon as practicable for purposes of voting upon the approval of this Plan and the Company shall use its best efforts to solicit and obtain votes of the holders of Company Common Stock in favor of the approval of this Plan, and, subject to the exercise of its fiduciary duties under applicable law (based upon the written advice of outside counsel), the Board of Directors of the Company shall recommend approval of this Plan by such holders.

         5.03. Registration Statement Compliance with Securities Laws. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the Meeting, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by or on behalf of the Company relating to the Company or the Company Subsidiaries and by or on behalf of First Union relating to First Union or its subsidiaries, (A) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (B) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, in no event shall any party hereto be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

         5.04. Registration Statement Effectiveness. First Union will advise the Company, promptly after First Union receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed (after providing drafts in advance to the Company and its counsel for review and comment), of the issuance of any stop order or the suspension of the qualification of the First Union Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

         5.05. Press Releases. Neither the Company nor the Bank will, without the prior approval of First Union (which approval shall not be unreasonably withheld or delayed), and neither First Union nor FUB-CT will, without the prior approval of the Company (which approval shall not be unreasonably withheld or delayed), issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by law.

         5.06. Access; Information. Upon reasonable notice, the Company shall afford First Union and its officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Effective Date, to all of its and the Company Subsidiaries' properties, books, contracts, data processing system files, commitments and records and, during such period, the Company shall furnish promptly to First Union (1) a copy of each material report, schedule and other document filed by the Company and the Company Subsidiaries with any Regulatory Authority, and (2) all other information concerning the business, properties and personnel of the Company and the Company Subsidiaries as First Union may reasonably request, provided that no investigation pursuant to this Section 5.06 shall affect or be deemed to modify or waive any representation or warranty made by the Company or the Bank or the conditions to the obligations of the Company or the Bank to consummate the transactions contemplated by this Plan; and (B) First Union will not use any information obtained pursuant to this Section 5.06 for any purpose unrelated to the consummation of the transactions contemplated by this Plan and, if this Plan is terminated, will hold all information and documents obtained pursuant to this paragraph in confidence (as provided in Section 8.06) unless and until such time as such information or documents become publicly available other than by reason of any action or failure to act by First Union or as it is advised by counsel in writing that any such information or document is required by law or applicable published stock exchange rule to be disclosed, and in the event of the termination of this Plan, First Union will, upon request by the Company, deliver to the Company all documents so obtained by First Union or destroy such documents and, in the case of destruction, will certify such fact to the Company.

         5.07. Acquisition Proposals. In the case of the Company, without the prior written consent of First Union, it shall not, and it shall cause the Company Subsidiaries not to, solicit or encourage inquiries or proposals with respect to, or furnish any nonpublic information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets or deposits of, or a substantial equity interest in, the Company or any of the Company Subsidiaries or any merger or other business combination with the Company or any of the Company Subsidiaries other than as contemplated by this Plan, provided, however, that the Company may so furnish such nonpublic information if, in the judgment of the Board of Directors of the Company, with the written advice of such Board's outside counsel, such furnishing of information is required under applicable law; it shall instruct its and the Company Subsidiaries' officers, directors, agents, advisors and affiliates to refrain from taking any action that would violate or conflict with any of the foregoing; and it shall notify First Union immediately if any such inquiries or proposals are received by, or any such negotiations or discussions are sought to be initiated with, the Company or any of the Company Subsidiaries.

         5.08. Registration Statement Preparation. In the case of First Union, it shall, as promptly as practicable following the date of this Plan, and subject to the cooperation of the Company, prepare and file the Registration Statement with the SEC, and shall use its reasonable best efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof.

         5.09. Blue-Sky Filings. In the case of First Union, it shall use its reasonable best efforts to obtain all necessary state securities laws or "blue sky" permits and approvals, provided that First Union shall not be required by virtue thereof to submit to general jurisdiction in any state.

         5.10. Affiliate Agreements. In the case of the Company, it will cause each person who may be deemed to be an Affiliate of the Company to execute and deliver to First Union on or before the mailing of the Proxy Statement for the Meeting an agreement in the form attached hereto as Exhibit B restricting the disposition of the shares of First Union Common Stock to be received by such Affiliate in exchange for such Affiliate's shares of Company Common Stock.

         5.11. Certain Policies of the Company. In the case of the Company, it shall, consistent with generally accepted accounting principles and regulatory accounting principles, use its best efforts to record any accounting adjustments required to conform its and the Company Subsidiaries' loan, litigation and other reserve and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to reflect consistently on a mutually satisfactory basis the policies and practices of First Union; provided, however, that the Company shall not be obligated to record any such accounting adjustments pursuant to this Section 5.11 (A) unless and until the Company shall be reasonably satisfied that the conditions to the obligation of the parties to consummate the Mergers will be satisfied or waived on or before the Effective Time, and (B) in no event until the day prior to the Effective Date.

         5.12.             State Takeover Laws; Certificate of Incorporation.
In the case of the Company, it shall not take any action that would cause the transactions contemplated by this Plan to be subject to any applicable state takeover statute and the Company shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from (A) any applicable state takeover law, as now or hereafter in effect, including, without limitation, Sections 33-374b and 33-374e of the CGSA,
(B) any applicable takeover provisions in the Company's Certificate of Incorporation or in the Bank's charter, and (C) any takeover provisions set forth in any agreement to which the Company is a party or may be bound.

         5.13. No Rights Triggered. In the case of the Company, it shall take all necessary steps to ensure that the entering into of this Plan and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby or thereby do not and will not, (A) result in the grant of any rights to any person (including directors, officers and employees of the Company or any Company Subsidiary) under the Certificate of Incorporation or Bylaws of the Company or any Company Subsidiary or under any agreement to which the Company or any of the Company Subsidiaries is a party, including the Company Rights Agreement, or (B) restrict or impair in any way the ability of First Union or FUB-CT to exercise the rights granted hereunder or, as to First Union, under the Stock Option Agreement. In addition, in the case of the Company, it shall not declare First Union or any subsidiary of First Union an "Adverse Person" pursuant to the Company Rights Agreement or take action that would cause First Union to be an "Acquiring Person" as a result of the Stock Option Agreement. The shareholder rights plan of the Bank pursuant to which a dividend was declared on February 2, 1990 has been duly terminated, and no shareholder rights exist thereunder.

         5.14. Shares Listed. In the case of First Union, it shall use its reasonable best efforts to list, prior to the Effective Date, on the NYSE, upon official notice of issuance, the shares of First Union Common Stock to be issued to the holders of Company Common Stock pursuant to this Plan.

         5.15. Regulatory Applications. In the case of First Union and FUB-CT, subject to the cooperation of the Company and the Bank, (A) it shall promptly prepare and submit applications to the appropriate Regulatory Authorities for approval of the Mergers, and (B) promptly make all other appropriate filings to secure all other approvals, consents and rulings which are necessary for the consummation of the Mergers by First Union and FUB-CT. First Union will provide copies of such applications and responses to the Company and its counsel prior to submitting such applications and responses to the applicable Regulatory Authorities. In the case of the Company, it agrees, upon request, to furnish First Union with information concerning itself, the Company Subsidiaries, its and their directors, officers and stockholders and such other matters as may be necessary or advisable in connection with any filing, notice or application made by or on behalf of First Union or any of its subsidiaries in connection with the Mergers and the other transactions contemplated in this Plan.

         5.16. Regulatory Divestitures. In the case of the Company, effective on or before the Effective Date (to the extent required by any Regulatory Authority), the Company and the Company Subsidiaries shall cease engaging in such activities as First Union shall advise the Company in writing are not permitted to be engaged in by First Union under applicable law following the Effective Date, and to the extent required by any Regulatory Authority as a conditional approval of the transactions contemplated by this Plan, the Company shall divest any Company Subsidiary engaged in activities or holding assets that are impermissible for a bank holding company, on terms and conditions agreed to by First Union.

         5.17.             Indemnification/Liability Coverage.

                  (A) For six years after the Effective Date, First Union shall, and shall cause the Continuing Corporation to, indemnify, defend and hold harmless the present and former directors, officers and employees of the Company and the Company Subsidiaries (each, an "Indemnified Party") against all liabilities arising out of actions or omissions occurring at or prior to the Effective Date (including, without limitation, the transactions contemplated by this Plan) to the extent such persons are indemnified under the CGSA and the Company's Certificate of Incorporation and Bylaws, in each case as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any litigation.

                  (B) First Union shall use its reasonable best efforts to maintain the Company's existing directors' and officers' liability insurance policy (or a policy, including First Union's existing policy, providing comparable coverage amount on terms no less favorable) covering persons who are currently covered by such insurance for a period of three years after the Effective Date; provided, that First Union shall not be obligated to make a premium payment in respect of such policy (or replacement policy) which exceeds, for the portion related to the Company's directors and officers, 150% of the annual premium payment on the Company's current policy in effect as of the date of this Plan; provided, further, that if such coverage can only be obtained upon the payment of a premium in excess of 150% of the annual premium payment of the Company's current policy, First Union shall obtain such coverage as can reasonably be obtained by paying a premium of 150% of the annual premium payment of the Company's current policy in effect as of the date of this Plan.

                  (C) Any Indemnified Party wishing to claim indemnification under Section 5.17(A), upon learning of such claim, action, suit, proceeding or investigation, shall promptly notify First Union thereof; provided, that the failure to so notify shall not affect the obligations of First Union and the Continuing Corporation under Section 5.17(A) (unless such failure materially increases First Union's liability under such Section). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Date), (1) First Union or the Continuing Corporation shall have the right to assume the defense thereof, if it so elects, and First Union or the Continuing Corporation shall pay all reasonable fees and expenses of counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that First Union shall be obligated pursuant to this subsection (C) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction for any single action, suit or proceeding or any group of actions, suits or proceedings arising out of or related to a common body of facts, (2) the Indemnified Parties will cooperate in the defense of any such matter, and (3) First Union shall not be liable for any settlement effected without its prior written consent.

                  (D) If First Union or the Continuing Corporation or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Union or the Continuing Corporation shall assume the obligations set forth in this Section 5.17.

         5.18.             Current Information.

                  (A) During the period from the date of this Plan to the Effective Date, each of the Company and First Union shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other.

                  (B) The Company shall promptly notify First Union of (1) any material change in the business or operations of the Company or any Company Subsidiary, (2) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority relating to the Company or any Company Subsidiary, (3) the institution or the threat of material litigation involving or relating to the Company or any Company Subsidiary, or (4) any event or condition that might be reasonably expected to cause any of the Company's or the Bank's representations or warranties set forth herein not to be true and correct as of the Effective Time or prevent the Company or the Bank from fulfilling its obligations hereunder; and in each case shall keep First Union informed with respect thereto.

                  (C) First Union shall (1) promptly notify the Company of any event or condition that might reasonably be expected to cause any of First Union's and FUB-CT's representations or warranties set forth herein not to be true and correct as of the Effective Date and (2) notify the Company immediately of any denial of any application filed by First Union or FUB-CT with any Regulatory Authority with respect to this Plan, and in each case shall keep the Company informed with respect thereto.

         5.19 Employee Contracts. Following the Effective Time, First Union shall assume and honor in accordance with their terms all employment, severance and other compensation contracts, plans and arrangments between the Company and any director, officer or employee that are set forth on Schedule 5.19; provided, however, that nothing herein shall prevent First Union from terminating any such contract, plan or arrangement in accordance with its terms.

         5.20 Employees. (A) To the extent that a Company Employee (as defined below) participates in pension, benefit and similar plans of First Union or its subsidiaries, First Union shall cause such plan, program or arrangement to treat the prior service with the Company and its affiliates of each person who is an employee of the Company and its affiliates at the Effective Time ("Company Employees") as service rendered to First Union or its affiliate, as the case may be, for purposes of eligibility to participate and vesting.

                  (B) Each person employed by the Company and its affiliates prior to the Effective Time who remains an employee of First Union or its affiliates following the Effective Time (each a "Continued Employee") shall be generally entitled, as soon as administratively practicable after the Effective Time, as an employee of First Union or its affiliates, to participate in the pension, benefit and similar plans, of First Union and its subsidiaries that are generally available to employees of First Union and its affiliates. All such participation shall be subject to such terms of such plans as may be in effect from time to time.


VI. CONDITIONS TO CONSUMMATION OF THE ACQUISITION.

         Consummation of the Mergers is conditioned upon:

         6.01. Shareholder Vote. Approval of this Plan by the requisite vote of the stockholders of the Company.

         6.02. Regulatory Approvals. Procurement by First Union and FUB-CT, as applicable, of all required regulatory consents and approvals by the appropriate Regulatory Authorities and the expiration of the statutory waiting period relating thereto;
provided, however, that no such approval or consent shall have imposed any condition or requirement which, in the reasonable opinion of First Union, would so materially and adversely impact the economic or business benefits to First Union of the transactions contemplated by this Plan so as to render inadvisable the consummation of the Mergers.

         6.03. No Injunction. There shall not be in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of any of the transactions contemplated hereby.

         6.04. Accountants' Letters. The Company shall cause KPMG Peat Marwick LLP to deliver to First Union letters, dated the date of or shortly prior to (A) the mailing of the Proxy
Statement, and (B) the Effective Date, in form and substance reasonably satisfactory to First Union, with respect to the Company's consolidated financial position and results of operations, which letters shall be based upon "agreed upon procedures" undertaken by such firm in accordance with the Statement on Financial Accounting Standards No. 72.

         6.05. Legal Opinion. The Company shall have received an opinion, dated the Effective Date, of Marion A. Cowell, Jr., counsel for First Union in form reasonably satisfactory to the Company, which shall cover the matters contained in the first sentence in Recital (C), the first sentence in Recital (D) Section 4.02(B), (C), (H), (I), the first sentence in 4.02(L) and Section 5.03.

         6.06. Legal Opinion. First Union shall have received an opinion or opinions, dated the Effective Date, of Gager & Peterson and/or Wachtell, Lipton, Rosen & Katz, counsel for the Company, in form reasonably satisfactory to First Union which shall cover the matters referred to in the first sentence in Recital
(A), the first sentence in Recital (B), 4.01(B), 4.01(C), the fifth sentence and the sixth sentence in Section 4.01(D), Section 4.01(F) and (G), the first sentence in Section 4.01(L), Section 4.01(W), (X), (Y) and (FF).

         6.07. Officers' Certificate. (A) Each of the representations and warranties contained herein of First Union and FUB-CT shall be true and correct as of the date of this Plan and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, and (B) each and all of the agreements and covenants of First Union and FUB-CT to be performed and complied with pursuant to this Plan on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and the Company and the Board shall have received a certificate signed by an executive officer of each of First Union and FUB-CT, dated the Effective Date, to such effect.

         6.08. Officers' Certificate. (A) Each of the representations and warranties contained herein of the Company and the Bank shall be true and correct as of the date of this Plan and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, and (B) each and all of the agreements and covenants of the Company and the Bank to be performed and complied with pursuant to this Plan on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and First Union and FUB-CT shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officers of the Company and the Bank, dated the Effective Date, to such effect.

         6.09. Effective Registration Statement. The Registration Statement shall have become effective and no stop or other order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority.

         6.10. Blue-Sky Permits. First Union shall have received all state securities laws and "blue sky" permits necessary to consummate the Acquisition.

         6.11. Tax Opinions. First Union shall have received an opinion from Sullivan & Cromwell, and the Company shall have received an opinion from Wachtell, Lipton, Rosen & Katz, to the effect that (A) the Corporate Merger constitutes a reorganization under Section 368 of the Code, and (B) no gain or loss will be recognized by stockholders of the Company who receive shares of First Union Common Stock in exchange for their shares of Company Common Stock, except that gain or loss may be recognized as to cash received in lieu of fractional share interests. In rendering their opinions, Sullivan & Cromwell and Wachtell, Lipton, Rosen & Katz may require and rely upon representations and agreements contained in documents executed by officers of First Union, the Company and others.

         6.12. NYSE Listing. The shares of First Union Common Stock issuable pursuant to this Plan shall have been approved for listing on the NYSE, subject to official notice of issuance.

         6.13. Receipt of Affiliate Agreements. First Union shall have received from each Affiliate of the Company the agreement referred to in Section 5.10.

provided, however, that a failure to satisfy any of the conditions set forth in the proviso following Section 6.02 or in Sections 6.04, 6.06, 6.08 or 6.13 shall only constitute conditions if asserted by First Union, and a failure to satisfy any of the conditions set forth in Section 6.05 or 6.07 shall only constitute conditions if asserted by the Company.


VII.     TERMINATION.

         This Plan may be terminated prior to the Effective Date, either before or after receipt of required stockholder approvals:

         7.01. Mutual Consent. By the mutual consent of First Union and the Company.

         7.02. Breach. By First Union or the Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of (A) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty
(30) days after the giving of written notice to the breaching party of such breach, or (B) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty
(30) days after the giving of written notice to the breaching party of such breach.

         7.03. Delay. By First Union or the Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by May 1, 1997.

         7.04. No Stockholder or Regulatory Approval. By the Company or First Union, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event that any stockholder approval contemplated by Section 6.01 is not obtained at the Meeting, including any adjournment or adjournments thereof, or in the event that written notice is received which states that any required regulatory approval contemplated by
Section 6.02 has not been approved or has been denied.

         7.05. Stock Option Agreement Execution. By First Union, if the Company does not execute and deliver to First Union the Stock Option Agreement on June 15, 1996.


VIII. OTHER MATTERS.

         8.01. Survival. If the Effective Date occurs, all representations, warranties, agreements and covenants contained in this Plan, except for Sections 5.17, 8.01, 8.04 and 8.09, shall not survive the Effective Date. If this Plan is terminated prior to the Effective Date, the agreements and representations of the parties in Sections 4.01(P), 4.01(FF) and 4.02(F), Sections 5.03, 5.06(2),
5.12 and 5.13 and Sections 8.01, 8.03, 8.04, 8.05, 8.06, 8.07 and 8.09 shall survive such termination.

         8.02. Waiver; Amendment. Prior to the Effective Date, any provision of this Plan may be (A) waived in writing by the party benefitting by the provision, or (B) amended or modified at any time (including the structure of the transactions contemplated hereby) by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Plan, except that, after the vote by the stockholders of the Company, the consideration to be received by the stockholders of the Company for each share of Company Common Stock shall not thereby be decreased.

         8.03. Counterparts. This Plan may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Plan shall become effective when one counterpart has been signed by each party hereto.

         8.04. Governing Law. This Plan shall be governed by, and interpreted in accordance with, the laws of the State of North Carolina.

         8.05. Expenses. Each party hereto will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby, except printing expenses which shall be shared equally between the Company and First Union.

         8.06. Confidentiality. Except as otherwise provided in Section 5.06, each of the parties hereto and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed.

         8.07. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         If to First Union
         or FUB-CT, to:                     First Union Corporation
                                            One First Union Center
                                            Charlotte, North Carolina 28288-0013
                                            Telecopy Number: (704)374-3425

                                            Attention: Marion A. Cowell, Jr.
                                                       General Counsel

         If to the Company
         or the Bank, to:                   Center Financial Corporation
                                            60 North Main Street
                                            Waterbury, Connecticut 06702

                                            Attention: Robert J. Narkis

                                            President, Chief Executive
                                              Officer and Treasurer


         8.08. Definitions. Any term defined anywhere in this Plan shall have the meaning ascribed to it for all purposes of this Plan (unless expressly noted to the contrary). In addition:

                  (A) the term "Material Adverse Effect", when applied to a party, shall mean an event, occurrence or circumstance (including without limitation, any breach of a representation or warranty contained herein by such party) which (1) has a material adverse effect on the financial condition, results of operations, business or prospects of such party and its consolidated subsidiaries, taken as a whole, or (2) would materially impair such party's, or any affiliated party's (which includes, as to the Company, the Bank, and as to First Union, FUB-CT), ability to timely perform its obligations under this Plan or the consummation of any of the transactions contemplated hereby; provided, that a Material Adverse Effect with respect to a party shall not include effects resulting from general economic conditions, changes in accounting practices or changes to statutes, regulations or regulatory policies, that do not have a materially more adverse effect on such party than that experienced by similarly situated financial institutions;

                  (B) the term "individually or in the aggregate" as used in
         Article IV of this Plan includes all events, occurrences and circumstances described in any paragraph of Article IV, and is not linked to any specific paragraph; and

                  (C) the term "Previously Disclosed" by a party shall mean information set forth in a Schedule that is delivered by such party to the other party contemporaneously with the execution of this Plan and specifically designated as information "Previously Disclosed" pursuant to this Plan.

         8.09. Entire Understanding; No Third Party Beneficiaries. This Plan represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersede any and all other oral or written agreements heretofore made. Except for Section 5.17, nothing in this Plan, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Plan.

         8.10. Headings. The headings contained in this Plan are for reference purposes only and are not part of this Plan.

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                             FIRST UNION CORPORATION



                             By:
                                Name:
                                Title:

                             FIRST UNION BANK OF CONNECTICUT



                              By:
                                 Name:
                                 Title:

                             CENTER FINANCIAL CORPORATION



                             By:
                               Name:
                               Title:

                             CENTERBANK



                             By:
                                Name:
                                Title:

                               BOARD OF DIRECTORS

                                   CENTERBANK


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                                                      -42-

                               BOARD OF DIRECTORS
                         FIRST UNION BANK OF CONNECTICUT



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                                                      -43-

                                                                       Exhibit A


                  STOCK OPTION AGREEMENT, dated as of June 15, 1996 (this "Agreement"), by and between Center Financial Corporation, a Connecticut corporation ("Issuer"), and First Union Corporation, a North Carolina corporation ("Grantee").

                  WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Mergers, dated as of June 14, 1996 (the "Plan"), providing for, among other things, the merger of Issuer with and into Grantee, with Grantee being the surviving corporation; and

                  WHEREAS, as a condition and inducement to Grantee's execution of the Plan, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as hereinafter defined);

                  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Plan, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

                  1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Plan.

                  2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 2,987,875 shares (as adjusted as set forth herein, the "Option Shares", which shall include the Option Shares before and after any transfer of such Option Shares, but in no event shall the number of Option Shares for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of common stock, par value $1.00 per share ("Issuer Common Stock"), of Issuer) at a purchase price per Option Share (as adjusted as set forth herein, the "Purchase Price") equal to the closing price per share of Issuer Common Stock on June 14, 1996, as reported by the Nasdaq National Market reporting system (as reported in The Wall Street Journal or, if not reported therein, another authoritative source). Each Option Share issued upon exercise of the Option shall be accompanied by Company Rights as provided in the Company Rights Agreement.

                  3.       Exercise of Option.

                           (a)  Provided that (i) Grantee or Holder (as
hereinafter defined), as applicable, shall not be in material breach of the agreements or covenants contained in this Agreement or the Plan, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, the Holder may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as hereinafter defined); provided that the Option shall terminate and be of no further force or effect upon the earliest to occur of (A) the Effective Time, (B) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event other than a termination thereof by Grantee pursuant to Section 7.02 of the Plan (but only if the breach of Issuer giving rise to such termination was willful) (a termination of the Plan by Grantee pursuant to Section 7.02 thereof as a result of a willful breach by Issuer being referred to herein as a "Default Termination"), (C) 18 months after a Default Termination, or (D) 18 months after termination of the Plan (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a Preliminary Purchase Event referred to in Section 3(c)(iv), in which case such 18 month period shall be reduced to a 12 month period); provided, however, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law. The term "Holder" shall mean the holder or holders of the Option from time to time, and which initially is Grantee. The rights set forth in Section 8 hereof shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

                           (b)      As used herein, a "Purchase Event" means any
of the following events:

                                    (i) without Grantee's prior written consent,
         Issuer shall have recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an Acquisition Transaction. As used herein, an "Acquisition Transaction" shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its significant subsidiaries (other than transactions solely between Issuer's subsidiaries that are not violative of the Plan), (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Issuer or any of its significant subsidiaries representing in either case 20% or more of the consolidated assets or deposits of Issuer and its subsidiaries or (C) the issuance, sale or other disposition by Issuer of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Issuer or any of its significant subsidiaries; or

                                    (ii)  any person (other than Grantee or any
         subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the voting power of Issuer or any of its significant subsidiaries.

                           (c)      As used herein, a "Preliminary Purchase
Event" means any of the following events:

                             (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act, with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

                             (ii) the holders of Issuer Common Stock shall not have approved the Plan by the requisite vote at the Meeting, the Meeting shall not have been held or shall have been canceled prior to termination of the Plan, or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Plan, in each case after it shall have been publicly announced that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or
         (C) filed an application (or given a notice), whether in draft or final form, under the Home Owners' Loan Act, as amended ("HOLA"), the BHCA, the Bank Merger Act, as amended (the "BMA") or the Change in Bank Control Act of 1978, as amended (the "CBCA"), for approval to engage in an Acquisition Transaction; or

                           (iii) any person (other than Grantee or any subsidiary of Grantee) shall have made a bona fide proposal to Issuer or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

                           (iv) after a proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to the Issuer to make such a proposal if the Plan terminates, Issuer shall have breached any representation, warranty, covenant or agreement contained in the Plan and such breach would entitle Grantee to terminate the Plan under
         Section 7.02 thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Mergers pursuant to the terms of the Plan); or

                           (v) any person (other than Grantee or any subsidiary of Grantee) other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with any Regulatory Authority for approval to engage in an Acquisition Transaction.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

                           (d)      Issuer shall notify Grantee promptly in
writing of the occurrence of any Preliminary Purchase Event or Purchase Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of Holder to exercise the Option.

                           (e)      In the event Holder wishes to exercise the
Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of any Regulatory Authority is required in connection with such purchase, Issuer shall cooperate with the Holder in the filing of the required notice of application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods). Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

                  4.       Payment and Delivery of Certificates.

                           (a)    On each Closing Date, Holder shall (i) pay to
Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 12(f).

                           (b)      At each Closing, simultaneously with the
delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a), (i) Issuer shall deliver to Holder (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all Liens and subject to no preemptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Holder shall deliver to Issuer a letter agreeing that Holder shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

                           (c)      In addition to any other legend that is
required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

         THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF JUNE 15, 1996. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that the portion of the above legend relating to the Securities Act shall be removed by delivery of substitute certificate(s) without such legend if Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

                           (d)      Upon the giving by Holder to Issuer of the
written notice of exercise of the Option provided for under Section 3(e), the tender of the applicable purchase price in immediately available funds and the tender of this Agreement to Issuer, Holder shall be deemed to be the holder of record of the shares of Issuer Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Issuer Common Stock shall not then be actually delivered to Holder. Issuer shall pay all expenses, and any and all United States federal, state, and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section in the name of Holder or its assignee, transferee, or designee.

                           (e)      Issuer agrees (i) that it shall at all times
maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Issuer Common Stock so that the Option may be exercised without additional authorization of Issuer Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Common Stock, (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer, (iii) promptly to take all action as may from time to time be required (including (A) complying with all premerger notification, reporting and waiting period requirements and (B) in the event prior approval of or notice to any Regulatory Authority is necessary before the Option may be exercised, cooperating fully with Holder in preparing such applications or notices and providing such information to such Regulatory Authority as it may require) in order to permit Holder to exercise the Option and Issuer duly and effectively to issue shares of the Issuer Common Stock pursuant hereto, and (iv) promptly to take all action provided herein to protect the rights of Holder against dilution.

                  5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee (and Holder, if different than Grantee) as follows:

                           (a) Corporate Authority. Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated; this Agreement has been duly and validly executed and delivered by Issuer.

                           (b) Shares Reserved for Issuance; Capital Stock. Issuer has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms, will have reserved for issuance upon the exercise of the Option, that number of shares of Issuer Common Stock equal to the maximum number of shares of Issuer Common Stock at any time and from time to time purchasable upon exercise of the Option, and all such shares, upon issuance pursuant to the Option, will be duly authorized, validly issued, fully paid an nonassessable, and will be delivered free and clear of all Liens (other than those created by this Agreement) and not subject to any preemptive Rights.

                           (c) No Violations. The execution, delivery and performance of this Agreement does not or will not, and the consummation by Issuer of any of the transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, its articles of incorporation or bylaws, or the comparable governing instruments of any of its subsidiaries, or (B) a breach or violation of, or a default under, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of it or any of its subsidiaries (with or without the giving of notice, the lapse of time or both) or under any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject, that would, in any case give any other person the ability to prevent or enjoin Issuer's performance under this Agreement in any material respect.

                           (d) Rights Agreement. Prior to termination of this Agreement in accordance with its terms, Issuer agrees not to take any action that would cause First Union to be an "Acquiring Person" or an "Adverse Person" as a result of this Agreement.

                  6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that Grantee has full corporate power and authority to enter into this Agreement and, subject to obtaining the approvals referred to in this Agreement, to consummate the transactions contemplated by this Agreement; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee; and this Agreement has been duly executed and delivered by Grantee.

                  7. Adjustment. (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, exercise of the Company Rights or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a), upon exercise of any option to purchase Issuer Common Stock outstanding on the date hereof or upon conversion into Issuer Common Stock of any convertible security of Issuer outstanding on the date hereof), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option. No provision of this Section 7 shall be deemed to affect or change, or constitute authorization for any violation of, any of the covenants or representations in the Plan.

                           (b)      In the event that Issuer shall enter into an
agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets or deposits to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Holder, of either (x) the Acquiring Corporation (as hereinafter defined), (y) any person that controls the Acquiring Corporation, or (z) in the case of a merger described in clause
(ii), Issuer (such person being referred to as "Substitute Option Issuer").

                           (c)      The Substitute Option shall have the same
terms as the Option, provided, that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. Substitute Option Issuer shall also enter into an agreement with Holder in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

                           (d)      The Substitute Option shall be exercisable
for such number of shares of Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of Substitute Option per share of Substitute Common Stock (the "Substitute Option Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

                           (e)      The following terms have the meanings
indicated:

                  (1) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, or (iii) the transferee of all or substantially all of Issuer's assets (or a substantial part of the assets of its subsidiaries taken as a whole).

                  (2) "Substitute Common Stock" shall mean the shares of capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or persons similarly responsible for the direction of the business and affairs) of the Substitute Option Issuer.

                  (3) "Assigned Value" shall mean the highest of (w) the price per share of Issuer Common Stock at which a Tender Offer or an Exchange Offer therefor has been made, (x) the price per share of Issuer Common Stock to be paid by any third party pursuant to an agreement with Issuer, (y) the highest closing price for shares of Issuer Common Stock within the six-month period immediately preceding the consolidation, merger, or sale in question and (z) in the event of a sale of all or substantially all of Issuer's assets or deposits an amount equal to (i) the sum of the price paid in such sale for such assets (and/or deposits) and the current market value of the remaining assets of Issuer, as determined by a nationally recognized investment banking firm selected by Holder divided by (ii) the number of shares of Issuer Common Stock outstanding at such time. In the event that a Tender Offer or an Exchange Offer is made for Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for Issuer Common Stock shall be determined by a nationally recognized investment banking firm selected by Holder.

                  (4) "Average Price" shall mean the average closing price of a share of Substitute Common Stock for the one year immediately preceding the consolidation, merger, or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls such person, as Holder may elect.

                           (f)     In no event, pursuant to any of the foregoing
paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for the limitation in the first sentence of this Section 7(f), Substitute Option Issuer shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in the first sentence of this Section 7(f) over (ii) the value of the Substitute Option after giving effect to the limitation in the first sentence of this Section 7(f). This difference in value shall be determined by a nationally-recognized investment banking firm selected by Holder.

                           (g)      Issuer shall not enter into any transaction
described in Section 7(b) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the holders of the other shares of common stock issued by Substitute Option Issuer are not entitled to exercise any rights by reason of the issuance or exercise of the Substitute Option and the shares of Substitute Common Stock are otherwise in no way distinguishable from or have lesser economic value (other than any diminution in value resulting from the fact that the Substitute Common Stock are restricted securities, as defined in Rule 144 under the Securities Act or any successor provision) than other shares of common stock issued by Substitute Option Issuer).

                  8. Repurchase at the Option of Holder. (a) Subject to the last sentence of Section 3(a), at the request of Holder at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending 12 months immediately thereafter, Issuer shall repurchase from Holder (i) the Option and (ii) all shares of Issuer Common Stock purchased by Holder pursuant hereto with respect to which Holder then has beneficial ownership. The date on which Holder exercises its rights under this Section 8 is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

                           (i) the aggregate Purchase Price paid by Holder for any shares of Issuer Common Stock acquired pursuant to the Option with respect to which Holder then has beneficial ownership;

                           (ii) the excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

                      (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Holder for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Holder then has beneficial ownership, multiplied by the number of such shares.

                           (b)      If Holder exercises its rights under this
Section 8, Issuer shall, within 10 business days after the Request Date, pay the
Section 8 Repurchase Consideration to Holder in immediately available funds, and contemporaneously with such payment, Holder shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Holder then has beneficial ownership, and Holder shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all Liens. Notwithstanding the foregoing, to the extent that prior notification to or approval of any Regulatory Authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Holder shall have the ongoing option to revoke its request for repurchase pursuant to Section 8, in whole or in part, or to require that Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If any Regulatory Authority disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Holder. If any Regulatory Authority prohibits the repurchase in part but not in whole, then Holder shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by such Regulatory Authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Holder shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to
Section 8(a)(ii) and the number of shares covered by the portion of the Option (if any) that has been repurchased. Holder shall notify Issuer of its determination under the preceding sentence within five (5) business days of receipt of notice of disapproval of the repurchase.

                                    Notwithstanding anything herein to the
contrary, all of Holder's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a).

                           (c)      For purposes of this Agreement, the
"Applicable Price" means the highest of (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in
Section 8(d)(i), (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii), or
(iii) the highest closing sales price per share of Issuer Common Stock quoted on the Nasdaq National Market (or if Issuer Common Stock is not quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Holder) during the 40 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Holder, divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Holder and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

                           (d)      As used herein, "Repurchase Event" shall
occur if (i) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) shall be consummated.

                  9.       Registration Rights.

                           (a)      Demand Registration Rights.  Issuer shall,
subject to the conditions of Section 9(c) below, if requested by any Holder, including Grantee and any permitted transferee ("Selling Shareholder"), as expeditiously as possible prepare and file a registration statement under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to the Selling Shareholder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by the Selling Shareholder in such request, including without limitation a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws.

                           (b)     Additional Registration Rights.  If Issuer at
any time after the exercise of the Option proposes to register any shares of Issuer Common Stock under the Securities Act in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to the Selling Shareholders of its intention to do so and, upon the written request of any Selling Shareholder given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by the Selling Shareholder), Issuer will cause all such shares for which a Selling Shareholder requests participation in such registration, to be so registered and included in such underwritten public offering; provided, however, that Issuer may elect to not cause any such shares to be so registered (i) if the underwriters in good faith object for valid business reasons, or (ii) in the case of a registration solely to implement an employee benefit plan or a registration filed on Form S-4 of the Securities Act or any successor Form; provided, further, however, that such election pursuant to (i) may only be made two times. If some but not all the shares of Issuer Common Stock, with respect to which Issuer shall have received requests for registration pursuant to this Section 9(b), shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be registered among the Selling Shareholders desiring to register their shares pro rata in the proportion that the number of shares requested to be registered by each such Selling Shareholder bears to the total number of shares requested to be registered by all such Selling Shareholders then desiring to have Issuer Common Stock registered for sale.

                           (c)      Conditions to Required Registration.  Issuer
shall use all reasonable efforts to cause each registration statement referred to in Section 9(a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective, provided, however, that Issuer may delay any registration of Option Shares required pursuant to Section 9(a) above for a period not exceeding 90 days provided Issuer shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Issuer, and Issuer shall not be required to register Option Shares under the Securities Act pursuant to Section 9(a) above:

                                    (i) prior to the earliest of (a) termination
         of the Plan pursuant to Article VII thereof, (b) failure to obtain the requisite stockholder approval pursuant to Section 6.01 of Article VI of the Plan, and (c) a Purchase Event or a Preliminary Purchase Event;

                                    (ii)  on more than one occasion during any
         calendar year;

                                   (iii) within 90 days after the effective date
         of a registration referred to in Section 9(b) above pursuant to which the Selling Shareholder or Selling Shareholders concerned were afforded the opportunity to register such shares under the Securities Act and such shares were registered as requested; and

                                    (iv)    unless a request therefor is made to
         Issuer by Selling Shareholders that hold at least 25% or more of the aggregate number of Option Shares (including shares of Issuer Common Stock issuable upon exercise of the Option) then outstanding.

                           In addition to the foregoing, Issuer shall not be
required to maintain the effectiveness of any registration statement after the expiration of nine months from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares; provided, however, that Issuer shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.

                           (d)      Expenses.  Except where applicable state law
prohibits such payments, Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), legal expenses, including the reasonable fees and expenses of one counsel to the holders whose Option Shares are being registered, printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to Section 9(a) or 9(b) above (including the related offerings and sales by holders of Option Shares) and all other qualifications, notifications or exemptions pursuant to Section 9(a) or 9(b) above.

                           (e)      Indemnification.  In connection with any
registration under Section 9(a) or 9(b) above Issuer hereby indemnifies the Selling Shareholders, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Selling Shareholders, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

                           Promptly upon receipt by a party indemnified under
this Section 9(e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 9(e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this
Section 9(e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

                           If the indemnification provided for in this
Section 9(e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the Selling Shareholders and the underwriters from the offering of the securities and also the relative fault of Issuer, the Selling Shareholders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall any Selling Shareholder be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

                           In connection with any registration pursuant to
Section 9(a) or 9(b) above, Issuer and each Selling Shareholder (other than Grantee) shall enter into an agreement containing the indemnification provisions of this Section 9(e).

                           (f)  Miscellaneous Reporting.  Issuer shall comply
with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the Selling Shareholders thereof in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time, including, without limitation, Rule 144A. Issuer shall at its expense provide the Selling Shareholders with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the Securities Act or the Exchange Act, or required pursuant to any state securities laws or the rules of any stock exchange.

                           (g)  Issue Taxes.  Issuer will pay all stamp taxes
in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save the Selling Shareholders harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

                   10. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired in connection with the exercise of the Option are then authorized for quotation or trading or listing on the Nasdaq National Market or any securities exchange, Issuer, upon the request of Holder, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq National Market or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

                   11. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

                  12.      Miscellaneous.

                           (a)      Expenses.   Each of the parties hereto shall
bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                           (b)      Waiver and Amendment.  Any provision of this
Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                           (c)      Entire Agreement: No Third-Party
Beneficiaries; Severability. This Agreement, together with the Plan and the other documents and instruments referred to herein and therein, between Grantee and Issuer (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with


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respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto (other than the indemnified parties under Section 9(e) and any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to Section 12(h)) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or Regulatory Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or Regulatory Authority determines that the Option does not permit Holder to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Section 2 (as may be adjusted herein), it is the express intention of Issuer to allow Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

                           (d)      Governing Law.  This Agreement shall be
governed and construed in accordance with the laws of the State of North Carolina without regard to any applicable conflicts of law rules.

                           (e)      Descriptive Headings.  The descriptive
headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                           (f)      Notices.  All notices and other
communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the addresses set forth in the Plan (or at such other address for a party as shall be specified by like notice).

                           (g)      Counterparts.  This Agreement and any
amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

                           (h)      Assignment.  Neither this Agreement nor any
of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Holder may assign this Agreement to a wholly-owned subsidiary of Holder and Holder may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this


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Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                           (i)      Further Assurances.  In the event of any
exercise of the Option by the Holder, Issuer and the Holder shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

                           (j)      Specific Performance.  The parties hereto
agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.


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


                  IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                                      CENTER FINANCIAL CORPORATION



                                                   By:
                                                 Name:
                                                Title:



                                      FIRST UNION CORPORATION



                                                   By:
                                                 Name:
                                                Title:




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